FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Media Release

Q2 ended 30 June 2012

– unaudited results –

GOLD FIELDS

Improved performance from South Africa region

JOHANNESBURG. 23 August 2012, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the June quarter of R1,606 million compared with R2,082 million in the March quarter and R1,267 million in the June 2011 quarter. In US dollar terms net earnings for the June quarter were US$198 million, compared with US$268 million in the March quarter and US$186 million in the June 2011 quarter.

June 2012 quarter salient features:

- Group attributable equivalent gold production of 862,000 ounces;
- Total cash cost of US$851 per ounce and NCE of US$1,308 per ounce;
- Operating margin of 47 per cent and NCE margin of 18 per cent;
- Good progress made on South Deep project; and
- Stabilisation of production output at KDC.

Interim dividend of 160 SA cents per share is payable on 5 September 2012.

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

"During the quarter, the Group's safety drive experienced a serious setback when five of our colleagues tragically lost their lives after an underground fire broke out at the Ya Rona shaft at KDC West. The cause of the fire, which started in an old worked-out part of the shaft that had been closed for many years, remains unknown. The fire has since been extinguished with no evident damage to existing working areas. The balance of the September quarter will be focused on flushing out noxious gases and ensuring a safe and healthy environment to recommence operations in Q4 2012. On this basis, the loss of production as a consequence of the fire is expected to be approximately 1,600 kilograms (50,000 ounces). KDC also had a tramming related fatality during the quarter, bringing the total number of fatalities to six.

On a more positive note, shortly after the close of the quarter KDC East recorded three million fatality free shifts spanning a period of approximately nine months, a new record. South Deep has been fatality free for the past eighteen months while Beatrix recorded a fatality free quarter. Tarkwa and Cerro Corona continued to report zero lost time injuries. The lost day injury frequency rate for the Group improved from 5.21 to 4.51, while the days lost frequency rate regressed from 220 to 234.

Safety and health remains the most important value in our Group. We concentrate on five main areas, namely: engineering out risk; ensuring compliance with standards and procedures; improving the health and well-being of employees; continuous stakeholder engagement; and behavioural-based safety initiatives.

In the June 2012 quarter, Gold Fields reported attributable Group production of 862,000 gold equivalent ounces, which is 4 per cent higher than the 827,000 gold equivalent ounces produced in the March 2012 quarter. The increased production, compared with the previous quarter, was primarily as a result of a 13 per cent increase at the South Africa region where production increased from 387,000 ounces to 437,000 ounces; with KDC increasing by 12 per cent and South Deep by 33 per cent.

Production was similar (Q2 2011: 872,000 gold equivalent ounces) to the corresponding quarter in 2011. The benefit of the minority buy-outs in Ghana and Peru, completed during the second half of 2011, was offset by a decline in production of between 50,000 and 60,000 equivalent ounces over the past year from Damang, Agnew and Cerro Corona. We expect to reverse part of these declines over the next six to twelve months.

KDC's production for the first half of 2012 was similar to that of the first half of 2011, which is a noteworthy reversal of the declining trend of prior years. Conversely, Beatrix produced 8 per cent (14,000 ounces) less during the first half of 2012 compared with the corresponding period in 2011, mainly as a result of volume and mining mix issues as well as safety related stoppages. Production from the South Deep project was 9 per cent (14,000 ounces) less than the same period a year ago, whilst importantly, destress mining activities, which open up the ore body for future mining, reached record levels for the quarter increasing by 52 per cent. The capital infrastructure projects at South Deep are progressing well and, in particular, the ventilation shaft deepening and plant expansion are scheduled for completion before the end of 2012, after which there should be a steady build-up towards the full production target run-rate of 700,000 ounces per annum by the end of 2015.

On 2 August 2012, Gold Fields issued a notice in terms of Section 189 (3) of the Labour Relations Act to the National Union of Mineworkers ("NUM") and other affected employees who are not members of a recognised trade union at South Deep. In terms of the notice, a consultation process with the NUM and affected unaffiliated employees will run for a prescribed period of 60 days. In the event that South Deep experiences work stoppages or delays due to industrial action during this period, these may have a material adverse effect on the business, production levels and operating results.

In the West Africa region, Tarkwa's production was 5 per cent lower that the March quarter as a result of lower throughput. Subsequent to quarter end, the heap leach facilities, which contribute approximately 20 per cent of Tarkwa's production, were closed following a directive from the Environmental Protection Agency, instructing the mine to stop the discharge of water from the leach pads, pending the installation of water treatment plants. Although we believe that Tarkwa was in full compliance with all environmental laws and regulations in Ghana, we have, in pursuit of environmental best practice and world class environmental stewardship, and to comply with the directive, committed to installing new water treatment plants before the end of the year. Tarkwa reopened both the North and South heap leach facilities on 9 August 2012 following the approval of the Environmental Protection Agency. The loss of production from this closure, which will be reflected in Q3 2012, is expected to be in the order of 15,000 ounces.

Damang has experienced a significant decline in production over the past year due to the transition from the old mature Damang Pit into the new developing Huni and Juno pits which contain the majority of the current reserve of 3.4 Moz. It is expected that Damang will return to a production level of approximately 45,000 ounces per quarter over a period of six to twelve months. We continue to evaluate the potential for expansion of Damang, although the priority now is on improving the short-term performance of the mine. We remain concerned about the lack of a level playing field in Ghana amongst mining companies on fiscal matters and other practices, and are engaging with the Government on this and on the prospect of securing a stability agreement for the Damang super-pit project, provision for which exists in the legislation.

In the Australasia region, production from St Ives remained steady while Agnew continued to encounter poor ground conditions which slowed the mining rate. A better understanding of localised ground conditions at depth has assisted in formulating action plans to recover production to approximately 45,000 ounces per quarter by the end of 2012. This mine remains prospective at depth and we continue to evaluate its potential.

In the South America region, Cerro Corona produced 16 per cent less than the same period in 2011, on a gold equivalent basis, mainly as a result of anticipated lower grades and movements in the commodity price ratio, which reduced equivalent production by about 15,000 ounces per quarter. The overall mining physicals for this mine continue to be robust.

Total cash cost increased from R217,434 per kilogram in the March quarter to R220,546 per kilogram in the June quarter due to the increase in operating costs and total cash cost in dollar terms decreased from US$870 per ounce to US$851 per ounce due to the weakening of the rand against the US dollar. NCE increased from R319,835 per kilogram (US$1,280 per ounce) to R339,046 per kilogram (US$1,308 per ounce) over the same period. The increase in NCE is mainly due to the higher capital expenditure. The NCE margin for the Group decreased from 24 per cent in the March quarter to 18 per cent in the June quarter as a result of the higher NCE and the lower gold price received.

Net earnings amounted to R1,606 million (US$198 million) or 220 SA cents per share (US$0.27 per share) in the June quarter compared with R2,082 million (US$268 million) or 288 SA cents per share (US$0.37 per share) in the March quarter. Free cash flow increased from R93 million (US$19 million) in the March quarter to R865 million (US$100 million) in the June quarter as a consequence of lower royalties and taxes paid and a release of working capital.

During the quarter, Gold Fields restated its dividend policy. Previously dividend payments were based on 50 per cent of earnings net of growth capital, which represented a dividend pay-out of approximately one-third of net earnings over the past six years. The new dividend policy has been simplified and provides for a dividend pay-out of between 25 and 35 per cent of normalised net earnings, irrespective of capital expenditure. Although this restatement would not have changed the quantum of the historical dividend pay-outs, it provides shareholders with a dividend in the presence of growth projects and crystallizes our position as the leading dividend payer in the industry. The restated policy reinforces Gold Fields' strategy to focus on all-in costs and to use free cash flow to: (1) pay dividends; and (2) to use the remaining free cash flow to sustain production at existing operations and to fund the growth portfolio. An interim dividend of 160 SA cents per share has been declared, based on the restated policy.

The June quarter saw steady progress on all of our growth projects. At the Chucapaca project in Peru work continued towards completion of the feasibility study and submittal of the Environmental Impact Assessment to the Authorities by the end of 2012. At the Far Southeast project in the Philippines, an in-fill drilling programme is underway, with nine drill rigs currently commissioned as part of a 100,000 metre drill programme. In parallel, work around securing the Foreign Technical Assistance Agreement (FTAA), which allows foreigners to own up to 100 per cent of local companies, continues. At the Arctic Platinum project (APP) in Finland, work continued on the pre-feasibility study and the definition of a maiden resource for the Suhanko North project, after drilling was completed in the March quarter.

The gold production outlook for the year will be impacted by the fire at the Ya-Rona shaft at KDC, safety stoppages at Beatrix and the temporary suspension of the heap leach facilities at Tarkwa as well as industrial relations risks at South Deep following the issue of the Section 189 (3) notice. As a result, attributable gold production is unlikely to exceed 3.4 million gold equivalent ounces."

Stock data			JSE Limited – (GFI)	
Number of shares in issue			Range – Quarter	ZAR97.00 – ZAR117.45
– at end June 2012		728,642,265	Average Volume – Quarter	2,452,051 shares/day
– average for the quarter		728,425,816	**NYSE – (GFI)**	
Free Float		100 per cent	Range – Quarter	US$11.75 – US$14.04
ADR Ratio		1:1	Average Volume – Quarter	4,005,821 shares/day
Bloomberg/Reuters		GFISJ/GFLJ.J		

| South African Rand | | | | | Key statistics | | | United States Dollars | | | | |
| Six months to | | Quarter | | | | | | Quarter | | | Six months to | |
June 2011	June 2012	June 2011	March 2012	June 2012				June 2012	March 2012	June 2011	June 2012	June 2011
52,927	52,535	27,118	25,718	26,817	kg	Gold produced*	oz (000)	862	827	872	1,689	1,702
173,243	219,010	177,934	217,434	220,546	R/kg	Total cash cost	$/oz	851	870	816	860	783
251,078	329,628	256,692	319,835	339,046	R/kg	Notional cash expenditure	$/oz	1,308	1,280	1,178	1,295	1,135
29,645	29,187	15,187	14,848	14,339	000	Tonnes milled/treated	000	14,339	14,848	15,187	29,187	29,645
319,031	417,007	326,206	419,433	414,642	R/kg	Revenue	$/oz	1,600	1,679	1,496	1,638	1,442
344	409	346	394	423	R/tonne	Operating costs	$/tonne	52	51	51	52	50
8,548	10,824	4,457	5,433	5,391	Rm	Operating profit	$m	667	699	656	1,367	1,242
46	48	47	48	47	%	Operating margin	%	47	48	47	48	46
21	21	21	24	18	%	NCE margin	%	18	24	21	21	21
2,367	3,688	1,267	2,082	1,606	Rm	Net earnings	$m	198	268	186	466	344
328	508	175	288	220	SA c.p.s.		US c.p.s.	27	37	26	64	48
2,372	3,778	1,270	2,098	1,680	Rm	Headline earnings	$m	207	270	187	477	345
329	520	176	290	230	SA c.p.s.		US c.p.s.	29	37	26	66	48
2,478	3,990	1,326	2,171	1,819	Rm	Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation	$m	224	279	195	504	360
344	550	184	300	250	SA c.p.s.		US c.p.s.	30	39	27	69	50

* All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (98.5 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 5 per cent.

Certain forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Safety

The Group's fatal injury frequency rate regressed from 0.11 in the March quarter to 0.15 in the June quarter. The South African region had six fatalities in the June quarter, all at KDC. One fatality was tramming related and five employees died when an underground fire broke out at Ya Rona shaft at KDC West.

Tarkwa and Cerro Corona continued to report zero lost time injuries. The lost day injury frequency rate for the Group improved from 5.21 to 4.51 while the days lost frequency rate regressed from 220 to 234.

On 18 July, subsequent to quarter end Tarkwa achieved a year free of any lost time injuries.

Definitions

Lost Day Injury (LDI) takes into account any injury occurring in the workplace where a person is unable to attend a full shift due to his or her injury at any time following the injury.

Days Lost takes into account the number of days lost due to injuries recorded.

Financial Review

Quarter ended 30 June 2012 compared with quarter ended 31 March 2012

Revenue

Attributable gold production increased by 4 per cent from 827,000 ounces in the March quarter to 862,000 ounces in the June quarter.

At the South African operations, production increased by 13 per cent from 387,000 ounces to 437,000 ounces. This increase in production was mainly due to higher underground mining volumes and improved grades at KDC and South Deep.

Attributable gold production at the West African operations decreased by 7 per cent from 207,000 ounces to 193,000 ounces, largely due to lower volumes mined and processed at both Tarkwa and Damang. Attributable equivalent gold production at Cerro Corona in Peru, increased by 11 per cent from 76,000 ounces to 84,000 ounces, largely due to record throughput in June month, improved recoveries and higher

copper grades. At the Australian operations, gold production decreased by 6 per cent from 157,000 ounces to 148,000 ounces due to lower scheduled underground tonnes and grades mined and processed.

At the South Africa region, gold production at KDC increased by 12 per cent from 249,700 ounces (7,765 kilograms) in the March quarter to 279,600 ounces (8,698 kilograms) in the June quarter. Gold production at KDC for the 6 months to June 2012 was similar to the 6 months to June 2011. At Beatrix, gold production increased by 1 per cent from 79,200 ounces (2,462 kilograms) to 79,600 ounces (2,477 kilograms). At South Deep, gold production increased by 33 per cent from 58,600 ounces (1,824 kilograms) to 77,800 ounces (2,420 kilograms).

At the West Africa region, managed gold production at Tarkwa decreased by 5 per cent from 185,300 ounces to 176,300 ounces due to a decrease in CIL throughput and lower head grades delivered to the mill and heap leach facility. At Damang, gold production decreased by 14 per cent from 44,300 ounces to 38,200 ounces as a result of lower grades and less tonnes processed.

At the South America region, equivalent gold production at Cerro Corona increased by 11 per cent from 76,500 equivalent ounces in the March quarter to 84,900 equivalent ounces in the June quarter.

At the Australasia region, St Ives' gold production decreased by 8 per cent from 120,300 ounces to 111,200 ounces. At Agnew, gold production was similar at 37,200 ounces.

The average quarterly US dollar gold price achieved for the quarter decreased by 5 per cent from US$1,679 per ounce in the March quarter to US$1,600 per ounce in the June quarter. The average rand gold price achieved decreased by 1 per cent from R419,433 per kilogram to R414,642 per kilogram, while the average Australian dollar gold price increased marginally from A$1,595 per ounce to A$1,600 per ounce. The average Rand/US dollar exchange rate weakened by 4 per cent from R7.77 in the March quarter to R8.06 in the June quarter. The average Rand/Australian dollar exchange rate strengthened from R8.19 in the March quarter to R8.16 in the June quarter. The average Australian/US dollar exchange rate weakened by 4 per cent from A$1.00 = US$1.05 in the March quarter to A$1.00 = US$1.01 in the June quarter.

As a result of the above mentioned factors, revenue increased from R11,206 million in the March quarter to R11,364 million in the June quarter, but decreased in dollar terms from US$1,442 million to US$1,408 million.

Operating costs

Net operating costs increased by 3 per cent from R5,774 million (US$743 million) in the March quarter to R5,973 million (US$740 million) in the June quarter. Total cash cost increased by 1 per cent from R217,434 per kilogram to R220,546 per kilogram. The increase in the total cash cost was due to the increase in operating costs. In US dollar terms total cash cost decreased by 2 per cent from US$870 per ounce to US$851 per ounce due to the weakening of the rand against the US dollar. Refer to the total cash cost reconciliation on page 27 for more detail.

At the South Africa region, net operating costs increased by 6 per cent from R3,168 million (US$408 million) to R3,346 million (US$415 million). This increase was due to the 16.7 per cent annual electricity price increase (effective 1 April) together with one month of significantly higher winter tariffs (approximately 60 per cent to 65 per cent higher than summer tariffs in the months of June, July and August) as well as an increase in stores costs in line with the increase in production volumes. Total cash cost decreased by 6 per cent from R264,069 per kilogram (US$1,057 per ounce) to R248,503 per kilogram (US$959 per ounce) due to the increase in production, partly offset by the increase in costs.

At the West Africa region, net operating costs increased by 7 per cent from US$142 million (R1,104 million) to US$152 million (R1,224 million). This increase was mainly at Tarkwa due to gold-in-process valuation movements at the North and South heap leach facilities and a much lower build-up of stockpiles. Total cash cost at the West African operations increased by 12 per cent from US$642 per ounce in the March quarter to US$722 per ounce in the June quarter due to the decrease in production and the increase in costs.

At Cerro Corona in South America, net operating costs decreased by 20 per cent from US$44 million (R341 million) to US$35 million (R282 million). This decrease was mainly due to a decrease in statutory workers participation as a result of lower taxable income and an increase in concentrate stock on hand. Total cash cost decreased by 10 per cent from US$534 per ounce in the March quarter to US$482 per ounce in the June quarter due to the increase in gold equivalent ounces sold and the decrease in net operating costs.

At the Australasia region, net operating costs decreased by 4 per cent from A$142 million (R1,160 million) to A$137 million (R1,122 million). This was in line with the lower production. Total cash cost for the region increased from A$877 per ounce (US$925 per ounce) to A$910 per ounce (US$922 per ounce) due to the decrease in production, partly offset by the lower costs.

Operating margin

The net effect of the increase in revenue and the increase in net operating costs was a 1 per cent decrease in operating profit from R5,433 million (US$699 million) in the March quarter to R5,391 million (US$667 million) in the June quarter.

The Group operating margin decreased from 48 per cent in the March quarter to 47 per cent in the June quarter. The operating margin at the South African operations increased from 37 per cent to 42 per cent. At the West African operations the operating margin decreased from 63 per cent to 56 per cent. At Cerro Corona in South America, the operating margin was similar at 69 per cent and at the Australian operations the operating margin decreased from 44 per cent to 42 per cent.

Amortisation

Amortisation increased by 4 per cent from R1,522 million (US$196 million) in the March quarter to R1,577 million (US$195 million) in the June quarter. This increase was in line with the higher production at KDC and South Deep.

Other

Net interest paid increased from R45 million (US$6 million) in the March quarter to R65 million (US$8 million) in the June quarter. In the June quarter interest paid of R154 million (US$19 million) was partly offset by interest received of R60 million (US$7 million) and interest capitalised of R29 million (US$4 million). This compared with the March quarter interest paid of R150 million (US$19 million), which was partly offset by interest received of R77 million (US$10 million) and interest capitalised of R28 million (US$3 million).

The share of results of associates after taxation resulted in a loss of R98 million (US$12 million) in the June quarter. This compared with a profit of R18 million (US$2 million) in the March quarter in Rand Refinery. The R98 million (US$12 million) in the June quarter comprised a profit of R17 million

(US$2 million) on the Group's interest in Rand Refinery and a loss of R115 million (US$14 million) which relates to the ongoing study and evaluation costs at FSE following the acquisition of the 40 per cent interest there-in on 22 March 2012.

The gain on foreign exchange of R8 million (US$1 million) in the June quarter compared with a loss of R66 million (US$9 million) in the March quarter. These gains and losses related to the conversion of offshore cash holdings into their functional currencies as well as exchange gains and losses on inter-company loans.

The loss on financial instruments increased from R1 million (US$nil) in the March quarter to R8 million (US$1 million) in the June quarter and related to mark to market adjustments on warrants and options.

Share-based payments increased from R144 million (US$19 million) in the March quarter to R194 million (US$24 million) in the June quarter. This increase was due to the net effect of new allocation charges for share-based compensation granted.

Other costs increased from R1 million (US$nil) in the March quarter to R40 million (US$5 million) in the June quarter, mainly due to facility fees on the new US$500 million loan concluded during the quarter.

Exploration

Exploration expenditure decreased from R292 million (US$38 million) in the March quarter to R190 million (US$23 million) in the June quarter due to the reallocation of growth and project team costs of R101 million (US$13 million) to feasibility and evaluation costs - see below. Refer to the Growth section on page 13 for more detail on exploration activities.

Feasibility and evaluation costs

Feasibility and evaluation costs increased from R76 million (US$10 million) in the March quarter to R120 million (US$15 million) in the June quarter. This increase was mainly due to the reallocation of the growth and project team costs of R101 million (US$13 million) from exploration made up of R57 million (US$7 million) incurred in the June quarter and R44 million (US$6 million) incurred in the March quarter. This increase was partly offset by the reallocation of expenditure at the Far Southeast (FSE) project in the Philippines, which is now reported under share of results of associates, compared with R76 million (US$10 million) in the March quarter. Refer to the Growth section on page 13 for more detail.

Non-recurring items

Non-recurring costs increased from R79 million (US$10 million) in the March quarter to R135 million (US$17 million) in the June quarter. Non-recurring costs in the June quarter included the impairment of 7.8 million shares in Northam Platinum Limited amounting to R73 million (US$9 million) and various junior exploration companies amounting to R1 million (US$ nil) together with restructuring costs of R62 million (US$8 million), made up of voluntary separation packages and business process re-engineering costs at all the operations. Non-recurring costs in the March quarter included the impairment of various junior exploration companies which amounted to R17 million (US$2 million) and restructuring costs of R63 million (US$8 million).

Royalties

Government royalties increased from R318 million (US$41 million) in the March quarter to R333 million (US$41 million) in the June quarter. The higher royalty in the June quarter was mainly at the South African operations due to the higher revenue on which royalties are calculated.

Taxation

Taxation increased from R792 million (US$102 million) in the March quarter to R960 million (US$119 million) in the June quarter. Normal taxation decreased from R885 million (US$114 million) to R845 million (US$105 million). The deferred taxation charge of R115 million (US$15 million) in the June quarter compared with a credit of R93 million (US$12 million) in the March quarter. The movement in deferred tax was mainly due to the once off net credit of R255 million (US$33 million) in the March quarter as a result of tax rate changes at the South African and Ghanaian operations, with legislated decreases in South Africa and increases in Ghana.

Earnings

Net earnings attributable to owners of the parent amounted to R1,606 million (US$198 million) or 220 SA cents per share (US$0.27 per share) in the June quarter compared with R2,082 million (US$268 million) or 288 SA cents per share (US$0.37 per share) in the March quarter.

Headline earnings i.e. earnings excluding the after tax effect of asset sales, impairments and the sale of investments, amounted to R1,680 million (US$207 million) or 230 SA cents per share (US$0.29 per share) in the June quarter compared with R2,098 million (US$270 million) or 290 SA cents per share (US$0.37 per share) in the March quarter.

Normalised earnings - net earnings excluding non-recurring items as well as gains and losses on foreign exchange, financial instruments and share of results of associates after royalties and taxation, amounted to R1,819 million (US$224 million) or 250 SA cents per share (US$0.30 per share) in the June quarter compared with R2,171 million (US$279 million) or 300 SA cents per share (US$0.39 per share) in the March quarter.

Cash flow

Cash inflow from operating activities increased from R2,742 million (US$360 million) in the March quarter to R4,195 million (US$514 million) in the June quarter. The higher cash inflow in the June quarter was mainly due to lower royalties and taxation paid and a release of working capital.

Dividends of R2 million (US$nil) were paid to non-controlling interest holders at La Cima (Cerro Corona) in the June quarter compared with dividends paid of R1,702 million (US$225 million) in the March quarter, which included R1,677 million (US$222 million) paid to owners of the parent and R24 million (US$3 million) paid to non-controlling interest holders at Tarkwa.

Cash outflow from investing activities decreased from R3,489 million (US$452 million) in the March quarter to R3,362 million (US$418 million) in the June quarter. The decrease is explained below.

Capital expenditure increased from R2,650 million (US$341 million) in the March quarter to R3,330 million (US$414 million) in the June quarter, mainly due to the increased spend on capital after the slow start-up at the beginning of the financial year.

At the South Africa region, capital expenditure increased from R1,317 million in the March quarter to R1,463 million in the June quarter mainly due to an increase in infrastructure expenditure at KDC and Beatrix. This was partially offset by a R12 million decrease in capital expenditure at South Deep, from R655 million to R643 million. The majority of the expenditure at South Deep was on development and equipping of the mine to achieve its build-up plan. Expenditure on ore reserve development (ORD), which is included in capital expenditure, increased from R426 million to R484 million at KDC and from R99 million to R115 million at Beatrix.

At the West Africa region, capital expenditure increased from US$75 million in the March quarter to US$89 million in the June quarter mainly due to the acquisition of additional mining fleet at Tarkwa and Damang.

In South America, at Cerro Corona, capital expenditure increased from US$17 million in the March quarter to US$21 million in the June quarter. The majority of this expenditure was incurred on the tailings management facility.

At the Australasia region, capital expenditure increased from A$60 million in the March quarter to A$95 million in the June quarter. At St Ives, capital expenditure increased from A$49 million to A$74 million, due to increased expenditure on mine development at Cave Rocks (a life extension project on an existing underground mine) and a new tailings facility. The expenditure at Cave Rocks should extend its life by at least another two years at robust returns. At Agnew, capital expenditure increased from A$11 million to A$21 million due to additional underground development, extensional exploration at Waroonga underground complex and acquisition of additional mining equipment.

Other investing activities in the March quarter included the third payment amounting to R834 million (US$110 million) for the FSE project in terms of the option agreement which resulted in the acquisition of a 40 per cent interest in FSE for Gold Fields.

Purchase of investments increased from R1 million (US$nil) in the March quarter to R6 million (US$1 million) in the June quarter and related to the conversion of warrants to shares in Atacama Pacific Gold Corporation. Proceeds on the disposal of investments were similar to the March quarter at R4 million (US$1 million) and related to the repayment of the loan advanced to GBF Underground Mining Company at St Ives.

Environmental and post-retirement health care payments increased from R10 million (US$1 million) in the March quarter to R32 million (US$4 million) in the June quarter. This increase was mainly due to a contribution to the environmental rehabilitation fund for a rehabilitation guarantee at the South African operations.

Net cash inflow from financing activities decreased from R1,744 million (US$230 million) in the March quarter to R371 million (US$46 million) in the June quarter. The net inflow from loans received and loans repaid decreased from R1,697 million (US$224 million) in the March quarter to R327 million (US$41 million) in the June quarter. Loans received from non-controlling interest holders decreased from R46 million (US$6 million) in the March quarter to R34 million (US$4 million) in the June quarter. These loans relate to funds received from Buenaventura for their participation in the Chucapaca project.

The net cash inflow of R1,201 million (US$142 million) in the June quarter compared with a net cash outflow of R704 million (US$86 million) in the March quarter. After accounting for a positive translation adjustment of R315 million (negative US$27 million) on offshore cash balances, the cash inflow for the June quarter was R1,517 million (US$115 million). The cash balance increased from R5,152 million (US$680 million) at the end of March to R6,669 million (US$795 million) at the end of June.

Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs (including general and administration expenses) plus capital expenditure, which includes near-mine exploration and growth capital. NCE is reported on a per kilogram and per ounce basis – refer to the detailed table on page 28 of this report.

Revenue less NCE reflects the free cash flow available to pay taxation, interest, greenfields exploration, feasibility and evaluation costs and dividends.

The NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage.

The Group NCE, which includes capitalised project costs increased from R319,835 per kilogram (US$1,280 per ounce) in the March quarter to R339,046 per kilogram (US$1,308 per ounce) in the June quarter. This increase was as a result of the higher operating costs and higher capital expenditure partly offset by the higher production. The NCE margin for the Group decreased from 24 per cent in the March quarter to 18 per cent in the June quarter as a result of the higher NCE and the lower price achieved.

NCE per ounce from existing operations increased from R316,582 per kilogram (US$1,267 per ounce) in the March quarter to R333,854 per kilogram (US$1,288 per ounce) in the June quarter due to the higher operating costs and higher capital expenditure, partly offset by the higher production. The NCE margin from existing operations decreased from 25 per cent in the March quarter to 19 per cent in the June quarter due to the higher NCE and lower price achieved.

Capital projects NCE per ounce increased from R3,253 per kilogram (US$13 per ounce) in the March quarter to R5,192 per kilogram (US$20 per ounce) in the June quarter due to increased expenditure at Chucapaca and the Damang Super-pit. Actual expenditure for the June quarter at Chucapaca, the Damang Super-pit and APP amounted to R67 million (US$8 million), R35 million (US$4 million) and R22 million (US$3 million) respectively. The NCE margin for the Group including project expenditure decreased from 24 per cent to 18 per cent as a result of the above factors.

At the South Africa region, NCE per kilogram decreased from R372,218 per kilogram (US$1,490 per ounce) to R353,733 per kilogram (US$1,365 per ounce) due to the increase in production, partly offset by higher operating costs and higher capital expenditure. The NCE margin increased from 11 per cent in the March quarter to 16 per cent in the June quarter due to the higher rand gold price and the lower NCE. NCE excluding the funding of South Deep was similar to the March quarter at R319,257 per kilogram and decreased from US$1,277 per ounce to US$1,232 per ounce due to the weaker rand. The NCE margin excluding South Deep was similar to the March quarter at 24 per cent.

At the West Africa region, NCE per ounce increased from US$1,027 per ounce in the March quarter to US$1,169 per ounce in the June quarter due to the higher capital expenditure and lower production. The NCE margin decreased from 39 per cent in the March quarter to 28 per cent in the June quarter as a result of the higher NCE.

At the South America region, NCE per ounce decreased from US$745 per ounce in the March quarter to US$708 per ounce in the June quarter due to the increase in gold equivalent production partly offset by the increase in capital expenditure. The NCE margin at Cerro Corona decreased from 56 per cent in the March quarter to 48 per cent in the June quarter due to the lower price achieved.

At the Australasia region, NCE per ounce increased from A$1,256 per ounce (US$1,324 per ounce) in the March quarter to A$1,548 per ounce (US$1,567 per ounce) in the June quarter due to an increase in capital expenditure and the lower production at St Ives. The NCE margin decreased from 21 per cent in the March quarter to 3 per cent in the June quarter due to the higher NCE.

Balance sheet

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) increased from R11,008 million (US$1,452 million) at the end of March to R11,457 million (US$1,366 million) at the end of June.

Operational review

Cost and revenue optimisation initiatives through Business Process Re-engineering (BPR)

The BPR process which commenced during the second half of 2010 is ongoing. All operational production processes and associated cost structures from the stope to the mill are continuously being reviewed. New business blueprints and appropriate organisational structures were implemented to support sustainable gold output at an NCE margin of 20 per cent in the short to medium term and 25 per cent in the long-term from our existing operations as a basis of continuing our strategy of paying industry leading dividend levels and reinvesting the balance into sustaining and growing the company.

South Africa region

BPR in South Africa continues with various initiatives planned to deliver savings of approximately R500 million over the next two years. Negligible benefits were generated in the June quarter. Year to date, BPR benefits in South Africa amounted to R29 million.

Initiatives for improving quality mining and delivering full stoping potential are ongoing and include safety initiatives to improve compliance and behaviour, together with focus on face length optimisation and labour planning to provide the correct skills mix. It also includes a focus on quality blasts to improve blasting frequency i.e. full panel blasting, full face advance and a product size which is optimal in achieving a good milling result. Initiatives also include leadership training to ensure people skills are developed and optimised, and a drive for compliance to procedures and processes.

At KDC specifically, the Shaft Full Potential (SFP) programme has achieved good results with higher gold production in the June quarter. Crew productivity was stable, despite additional in-stope roof bolting to improve safety. However, with the aforementioned SFP interventions in place to address labour, face advance, and material availability, further improvements in crew productivity are targeted for the September quarter and beyond. Face length availability has increased by approximately 1.4 kilometres since the beginning of the year, providing opportunities to add more crews and increase volumes produced.

The mechanisation of development ends at the long life shafts of KDC and Beatrix (South Deep is already mechanised) is aimed at improving safety and productivity, reducing development costs and increasing ore reserve flexibility through higher monthly development advance rates. Ninety one per cent of flat-end development metres advanced at long-life shafts was achieved by mechanised means, a 2 per cent increase compared with the March quarter. This project is thus largely completed. The drill rigs operating on the long-life shafts at Beatrix and KDC achieved an average rate of 39 metres per rig per month in the June quarter, which was similar to that achieved in the March quarter, against a target of 38 metres per rig.

Progress against the Mine Health and Safety Council (MHSC) milestone, that no machine or piece of equipment, such as pneumatic development rock drills, pneumatic stope rock drills, hydropower rock drills and drill rigs, fans and winches, may generate a sound pressure level in excess of 110dB (A) after December 2013, is ongoing. The number of measurements expressed as a percentage of noise measurements of machinery and equipment emitting noise in excess of 110dB (A) reduced to nil readings for the June quarter from 0.6 per cent in the March quarter. Silencing of equipment is ongoing with continued focus on replacing blocked and/or damaged silencers on machines. A further measure to identify sound pressures above 85dB (A) has been introduced and currently the percentage of employees exposed above this level is 64.8 per cent. This measurement is without ear protection. Studies indicate that with the proper use of currently available ear protection devices no employee will be subject to a sound pressure level in excess of 85dB (A). A project to measure exposure whilst using hearing protective devices, to provide further verification is set to start in the September quarter.

The Group continues to pursue best practice in the area of dust control in accordance with the MHSC. In order to improve upon dust exposure targets, the Group is targeting the following core initiatives:

- Building health rooms at the training centres to coach employees on potential exposures and wearing of respiratory personal protective equipment;
- Using foggers, a water mist spray system, to trap dust particles liberated in haulages and tipping points to prevent dust from entering the main air stream;
- Installing dual stage tip filter units, where the filters are equipped with an additional layer of filtration material to improve the efficiency of old technology filter bags in order to increase dust filtration;
- Managing the opening and closing of ore transfer chutes between levels so that they remain closed when not in use to reduce airborne dust entering the work place;
- Treating footwalls with binding chemicals sprayed from a specially designed car pulled by a loco to prevent dust from being liberated into intake air ways; and
- Analysing individual filters to assist in determining exposure levels.

West Africa region

Tarkwa

BPR initiatives are ongoing. The major BPR projects for 2012 include:

- Commissioning and integration of the secondary crusher at the CIL plant. This is expected to achieve a 5 per cent improvement in the milling rate from 950,000 tonnes to 1 million tonnes per month. The secondary crusher was commissioned in the March quarter. The planned ramp-up of the secondary crusher to 75 per cent of nameplate capacity for the June quarter was achieved and it is expected that the crusher will operate at full production from the December quarter;
- Waste strip acceleration. This is planned to be achieved through the implementation of a larger sized load and haul fleet. The improved flexibility is also designed to ensure a continuous ore supply to the plant. Commissioning of the larger sized load and haul fleet is scheduled for the December quarter. This could increase the annual mining volume by as much as 10 per cent; and

- The construction and commissioning of an in-pit satellite fuel depot. The benefits that will accrue include shorter haul distances for re-fueling, fuel consumption cost savings and improved productivity. Construction was completed in the June quarter and full implementation is scheduled for the September quarter. This initiative is expected to deliver approximately US$30 million in cost savings over the life of mine. Commissioning and full implementation of the in-pit satellite fuel depot is scheduled for the September quarter.

Damang

BPR initiatives are ongoing. The major BPR projects for 2012 include:

- Continued savings from owner mining and maintenance initiatives implemented in early 2011;
- The implementation of an additional shift which is providing flexibility to accelerate waste stripping and increase mining volumes to ensure a continuous ore supply to the plant. The new shift has also improved utilisation of mining equipment. Implementation was completed in the March quarter with full productivity benefits achieved in the June quarter; and
- The plant circuit is being optimised to achieve the maximum recovery rate under current blend conditions. This is by way of the introduction of a pre-leach thickener to control the circuit water balance and an intensive leach reactor to maximise gravity gold recovery. An additional CIL leach tank is being added to the circuit to improve the residence time and circuit reliability. These projects are scheduled to be completed in the December quarter.

The introduction of owner mining has resulted in a decrease in mining costs from US$4.35 per tonne, which was the contractor cost per tonne prior to conversion to owner mining (2010), to US$3.43 per tonne. Added to this, the additional shift has resulted in an increase in tonnes mined from approximately 6 million tonnes per quarter to 8 million tonnes per quarter, reducing costs further from US$3.43 per tonne to US$2.92 per tonne mined (current quarter). As a result, based on year to date volumes, benefits of US$27 million have been achieved against contract mining of which US$10 million accrued in the June quarter.

Australasia region

St Ives

St Ives continues to focus on business improvement. The transition to owner mining continued at the open pits. For the remainder of the year, a combination of contract and owner mining will be undertaken at the open pits until the full fleet is delivered. This project is expected to reduce open pit operating costs significantly and has the potential to increase open pit reserves by reducing cut-off grades.

A key underground project to improve drill rig productivity and to decrease stope dilution through greater drilling accuracy is underway. The total value of this project is estimated at A$7 million per year, realised through both cost savings and revenue generation.

The business improvement team is facilitating the implementation of a new and improved fleet management system. This aims to ultimately increase productivity and efficiency at the surface and underground operations through the optimisation of mine control with real time information about location, equipment and people, thereby improving the mobile fleet efficiency as well as equipment availability and utilisation. In addition, a mine management and reporting

solution to integrate production information is scheduled to go live at the end of August 2012. The key benefits include an improved reconciliation process, quality of data captured and integration of operating systems.

Agnew

At Agnew, business improvement projects with planned benefits of A$8 million were identified for 2012.

A paste fill optimisation project was initiated and completed during the quarter. This was due to a number of incidents whereby paste was not able to be delivered correctly to the underground stopes, either as a function of incorrect paste mixing, paste delivery due to pipeline blockages, lines not extended sufficiently to meet paste delivery schedules or stopes not being completed and ready to receive paste on time. The paste fill optimisation programme utilised internal resources and external specialists to advise on necessary improvements which included optimisation of mix ratios, delivery systems and scheduling. Operational responsibilities have been reviewed and responsibility under the new paste regime has been insourced.

South Africa region

KDC

		June 2012	March 2012
Gold produced	- 000'oz	279.6	249.7
	- kg	8,698	7,765
Yield - underground	- g/t	7.2	6.5
- combined	- g/t	3.6	3.1
Total cash cost	- R/kg	242,596	255,480
	- US$/oz	936	1,023
Notional cash expenditure	- R/kg	311,163	322,421
	- US$/oz	1,201	1,291
NCE margin	- %	26	23

Gold production increased by 12 per cent from 249,700 ounces (7,765 kilograms) in the March quarter to 279,600 ounces (8,698 kilograms) in the June quarter. This increase was as a result of higher underground volumes achieved at higher yields.

Underground tonnes milled increased from 0.99 million tonnes in the March quarter to 1.08 million tonnes in the June quarter due to increased focus on the removal of accumulations and backlog tonnes. The underground yield increased from 6.5 grams per tonne to 7.2 grams per tonne mainly due to an increase in average mining values and an improvement in the mine call factor. Surface tonnes milled decreased from 1.53 million tonnes to 1.32 million tonnes and the surface yield regressed from 0.8 grams per tonne to 0.7 grams per tonne. Main development increased by 9 per cent from 10,651 metres to 11,600 metres and on-reef development increased by 2 per cent from 1,890 metres to 1,926 metres. The average development value increased from 1,867 centimetre grams per tonne to 2,013 centimetre grams per tonne.

Operating costs increased from R1,971 million (US$254 million) to R2,074 million (US$257 million). This increase was mainly due to the annual electricity tariff increase, one month of winter electricity tariffs as well as higher stores costs in line with the increase in production. Total cash cost for the quarter decreased from R255,480 per kilogram (US$1,023 per ounce) in the March quarter to R242,596 per kilogram (US$936 per ounce) in the June quarter. This decrease was mainly due to the increase in production, partly offset by the increase in costs.

Operating profit increased from R1,278 million (US$165 million) in the March quarter to R1,590 million (US$198 million) in the June quarter due to the increase in production. Capital expenditure increased from R533 million (US$69 million) to R633 million (US$79 million) mainly due to expenditure on housing projects, self-rescue pack replacements and additional ore reserve development.

Notional cash expenditure reduced from R322,421 per kilogram (US$1,291 per ounce) in the March quarter to R311,163 per kilogram (US$1,201 per ounce) in the June quarter as a result of the higher production, partly offset by the increase in operating costs and capital expenditure. The NCE margin increased from 23 per cent to 26 per cent due to the lower NCE.

A fire broke out on 30 June 2012 at KDC West Ya Rona (formerly Driefontein 4 shaft), tragically resulting in the death of five employees due to inhalation of toxic gas. Production in the June quarter was not affected. Operations across KDC were temporarily suspended until the integrity of the systems to safeguard our employees was confirmed. Production resumed at KDC East after 3 days, and at the portions of KDC West unaffected by the fire after 5 days once the instruction issued under Section 54 of the Mine Health and Safety Act was uplifted.

All operations at Ya Rona have been suspended to date, and a limited number of panels were affected at other KDC West shafts due to noxious gases or seismicity. The fire has since been extinguished with no evident damage to existing working areas. The balance of the September quarter will be focused on flushing out noxious gases and ensuring a safe and healthy environment to recommence operation in the December 2012 quarter. On this basis, the loss of production as a consequence of the fire is expected to be approximately 1,600 kilograms (50,000 ounces).

Beatrix

		June 2012	March 2012
Gold produced	- 000'oz	79.6	79.2
	- kg	2,477	2,462
Yield - underground	- g/t	4.4	4.4
- combined	- g/t	2.8	2.5
Total cash cost	- R/kg	273,436	260,114
	- US$/oz	1,055	1,041
Notional cash expenditure	- R/kg	347,679	308,570
	- US$/oz	1,342	1,235
NCE margin	- %	18	26

Gold production increased marginally from 79,200 ounces (2,462 kilograms) in the March quarter to 79,600 ounces (2,477 kilograms) in the June quarter and was in line with the increase in underground tonnes milled, from 539,000 tonnes in the March quarter to 543,000 tonnes in the June quarter. The increase in tonnes was due to a marginal increase in stoping volumes which was lower than anticipated due to flexibility constraints. This was as a result of an abnormal amount of crew moves from low grade areas to maintain the mining grade at 4.4 grams per tonne.

Surface tonnes milled decreased from 449,000 tonnes in the March quarter to 351,000 tonnes in the June quarter. In the March quarter, during the Christmas break, 1 plant processed 82,000 tonnes of low grade ore compared with no surface material milled during the June quarter as a strategy to segregate high grade and low grade ore. Surface yield increased from 0.2 grams per tonne in the March quarter to 0.3 grams per tonne in the June quarter.

Main development increased by 19 per cent from 5,151 metres in the March quarter to 6,117 metres in the June quarter and on-reef development increased by 22 per cent from 1,321 metres to 1,606 metres. The weighted average main development value decreased from 1,320 centimetre grams per tonne in the March quarter to 1,076 centimetre grams per tonne in the June quarter, mainly due to the grade variability of the areas being developed as anticipated.

Operating costs increased from R630 million (US$81 million) in the March quarter to R673 million (US$84 million) in the June quarter. This was mainly due to increased stoping and development volumes, increased maintenance costs and the annual electricity tariff increase as well as one month of winter electricity tariffs. Total cash cost increased from R260,114 per kilogram (US$1,041 per ounce) to R273,436 per kilogram (US$1,055 per ounce) due to the higher operating costs.

Operating profit decreased from R402 million (US$52 million) in the March quarter to R374 million (US$46 million) in the June quarter due to the higher operating costs.

Capital expenditure increased from R130 million (US$17 million) to R188 million (US$23 million) due to the slow start-up of spend on capital at the beginning of the financial year. The majority of the capital expenditure was on infrastructure upgrades and ore reserve development.

Notional cash expenditure increased from R308,570 per kilogram (US$1,235 per ounce) in the March quarter to R347,679 per kilogram (US$1,342 per ounce) in the June quarter due to the higher operating costs and the increase in capital expenditure. The NCE margin decreased from 26 per cent to 18 per cent due to the higher NCE.

South Deep project

		June 2012	March 2012
Gold produced	- 000'oz	77.8	58.6
	- kg	2,420	1,824
Yield - underground	- g/t	5.8	5.3
- combined	- g/t	4.5	4.2
Total cash cost	- R/kg	244,215	305,976
	- US$/oz	942	1,225
Notional cash expenditure	- R/kg	512,934	670,121
	- US$/oz	1,979	2,683
NCE margin	- %	(21)	(60)

Gold production increased by 33 per cent from 58,600 ounces (1,824 kilograms) in the March quarter to 77,800 ounces (2,420 kilograms) in the June quarter.

Total tonnes milled, which as planned, included 119,000 tonnes of off-reef development, increased from 439,000 tonnes in the March quarter to 539,000 tonnes in the June quarter. Underground reef yield increased from 5.3 grams per tonne to 5.8 grams per tonne, mainly due to an increase in production from higher grade areas.

Development increased from 2,440 metres in the March quarter to 2,952 metres in the June quarter. The new mine capital development in phase 1, sub 95 level, increased from 688 metres to 887 metres. Development in the current mine areas above 95 level increased from 1,516 metres to 2,008 metres. Vertical development decreased from 236 metres to 57 metres due to a change in mine design to facilitate the build-up to full production. Part of the fleet is being deployed to the installation of additional secondary support in the haulages in order to provide long-term sustainability of the operations. De-stress mining increased by 52 per cent from 7,811 square metres in the March quarter to 11,851 square metres in the June quarter. The de-stress attack-points in the future mine area have increased from eight in the March quarter to eleven in the June quarter. The current mine attack-points has remained at seven.

Operating costs increased from R567 million (US$73 million) in the March quarter to R599 million (US$74 million) in the June quarter, mainly due to higher production levels, the annual electricity tariff increase and one month of winter electricity tariffs. In addition, more employees were employed, in line with the project build-up. Total cash cost decreased from R305,976 per kilogram (US$1,225 per ounce) to R244,215 per kilogram (US$942 per ounce) due to the increase in gold production, partly offset by the increase in operating cost.

Operating profit increased from R197 million (US$25 million) in the March quarter to R425 million (US$53 million) in the June quarter as a result of the higher revenue, partly offset by the increase in operating costs.

Capital expenditure decreased from R655 million (US$84 million) in the March quarter to R643 million (US$80 million) in the June quarter. The majority of the expenditure was on development, the ventilation shaft deepening and infrastructure, the metallurgical plant expansion, trackless equipment and the full plant tailings backfill.

Notional cash expenditure decreased from R670,121 per kilogram (US$2,683 per ounce) in the March quarter to R512,934 per kilogram (US$1,979 per ounce) in the June quarter as a result of the increase in production and the lower capital expenditure, partly offset by the increase in operating costs.

The South Deep capital infrastructure programme continues to meet its key delivery dates to support the build-up to a run-rate of 700,000 ounces per annum by the end of 2015. The ventilation shaft deepening project remains on track for commissioning in the December 2012 quarter and the additional rock hoisting is expected to build to a nameplate capacity of 195,000 tonnes per month by the last quarter of 2013. This, together with the existing Main shaft capacity of 175,000 tonnes per month, is expected to be adequate to sustain the full production to the mill. The gold plant expansion from 220,000 tonnes per month to 330,000 tonnes per month is under construction, with commissioning planned before the end of the year.

Of concern is the fact that the issues raised during the strike at South Deep in fiscal 2010 relating to the relationship between the unions and management and the desire of the union for greater involvement in human resource and other management decision-making processes at the mine remain unresolved. #

On 2 August 2012 Gold Fields issued a Section 189 (3) notice to the National Union of Mineworkers ("NUM") and other affected employees who are not members of a recognised trade union at South Deep. In terms of the notice, a consultation process with the NUM and affected unaffiliated employees will run for a prescribed period of 60 days. At the end of the consultation process, the possible outcomes could include restructuring in line with a proposed new operating model for South Deep – which management had been discussing with the union for over six months – or possible dismissals for operational requirements. Of the 2,800 affected employees around 330 – mostly members of United Association of South Africa (UASA) – have accepted the changes to operating conditions linked to the new operating model.

In the event that South Deep experiences work stoppages or delays arising from industrial action or the Section 189 (3)

process, these may have a material adverse effect on the business, production levels and operating results.

West Africa region

Ghana

Tarkwa

		June 2012	March 2012
Gold produced	- 000'oz	176.3	185.3
Yield - heap leach	- g/t	0.4	0.5
- CIL plant	- g/t	1.4	1.5
- combined	- g/t	0.9	1.0
Total cash cost	- US$/oz	663	595
Notional cash expenditure	- US$/oz	1,033	916
NCE margin	- %	36	45

Gold production decreased by 5 per cent from 185,300 ounces in the March quarter to 176,300 ounces in the June quarter due to a decrease in CIL throughput and a lower head grade delivered to the mill.

Total tonnes mined, including capital stripping, increased from 33.2 million tonnes in the March quarter to 33.6 million tonnes in the June quarter. Ore mined decreased from 5.9 million tonnes to 5.8 million tonnes. Mined grade decreased from 1.28 grams per tonne in the March quarter to 1.23 grams per tonne in the June quarter largely due to scheduling. The strip ratio increased from 4.6 to 4.8 in line with the plan.

The CIL plant throughput decreased from 2.83 million tonnes in the March quarter to 2.81 million tonnes in the June quarter due to reduced mill availability. Yield decreased from 1.51 grams per tonne to 1.45 grams per tonne in line with the reduction in mined grade. The CIL plant produced 131,400 ounces in the June quarter compared with 137,500 ounces in the March quarter.

Total feed to the North and South heap leach sections decreased from 3.18 million tonnes to 3.08 million tonnes. Yield decreased from 0.47 grams per tonne for the March quarter to 0.45 grams per tonne in the June quarter. The High Pressure Grinding Roller facility (HPGR) at the South heap leach section processed 0.89 million tonnes, compared with 1.04 million tonnes in the March quarter. The North heap leach section processed 2.19 million tonnes in the June quarter, compared with 2.14 million tonnes in the March quarter. The heap leach operation produced 44,900 ounces compared with 47,800 ounces in the March quarter. The decrease was attributable to a decrease in tonnes processed and dissolution due to a harder ore blend.

Operating costs, including gold-in-process movements, increased from US$106 million (R825 million) in the March quarter to US$114 million (R917 million) in the June quarter due to lower inventory build-up. Total cash cost increased from US$595 per ounce in the March quarter to US$663 per ounce in the June quarter due to the lower production and lower inventory build-up.

Operating profit decreased from US$205 million (R1,593 million) in the March quarter to US$171 million (R1,382 million) in the June quarter as a result of the lower revenue and the increased net operating cost.

Capital expenditure increased from US$47 million (R369 million) in the March quarter to US$60 million (R480 million) in the June quarter, with expenditure on pre-stripping and additional mining fleet being the major items.

Notional cash expenditure increased from US$916 per ounce in the March quarter to US$1,033 per ounce in the June quarter due to the decrease in production and increase in capital expenditure. The NCE margin decreased from 45 per cent to 36 per cent.

On 16 July, Tarkwa received a directive from the Environmental Protection Agency (EPA) of Ghana to stop discharging water from its heap leach facilities.

The new EPA directive requires that all water discharges from the mine's heap leach facilities should be treated through a water treatment plant to reduce conductivity levels. Conductivity is a measure of the amount of dissolved salts in discharged water and is classified internationally as a non-toxic pollutant.

Although we believe that Tarkwa was in full compliance with all environmental laws and regulations in Ghana, we have, in pursuit of environmental best practice and world class environmental stewardship, and to comply with the directive, committed to installing new water treatment plants before the end of the year.

On 9 August, the EPA lifted the temporary suspension. Both heap leach facilities at Tarkwa are now back to full production. The loss of production for the September quarter is expected to be around 15,000 ounces.

Damang

		June 2012	March 2012
Gold produced	- 000'oz	38.2	44.3
Yield	- g/t	1.3	1.1
Total cash cost	- US$/oz	995	838
Notional cash expenditure	- US$/oz	1,799	1,490
NCE margin	- %	(11)	12

Gold production decreased by 14 per cent from 44,300 ounces in the March quarter to 38,200 ounces in the June quarter due to reduced mining volumes related to continued safety concerns in the southern interface between the Juno and Damang pit cutback. The rate of mining and access to the traditionally higher grade areas in the Damang pit cutback were restricted as a result of the above safety consideration.

Tonnes processed decreased from 1.22 million tonnes in the March quarter to 0.93 million tonnes in the June quarter. In order to improve the plant reliability the milling rate was reduced from 630 tonnes per hour to 550 tonnes per hour. In addition the grind size of the ore in the mill was reduced from 80 per cent passing 180 micrometre to 80 per cent passing 106 micrometre. As a consequence of these changes, recovery improved by 1.4 per cent. As the plant is ageing, preventative maintenance was increased to provide sustainable processing capacity, particularly given the increase in reserves and resources and extended mine life. We anticipate that maintenance capital expenditure of approximately US$20 million will be spent over the next nine months on improving plant reliability and recovery by way of adding an eight leach tank and upgrading the gravity circuit.

Total tonnes mined, including capital stripping, decreased from 9.8 million tonnes in the March quarter to 8.9 million tonnes in the June quarter. This decrease was due to the rainy season reducing the utilisation of the mining fleet. Ore mined decreased from 1.5 million tonnes to 1.1 million tonnes. The strip ratio increased from 5.7 to 6.8.

Operating costs, including gold-in-process movements, increased from US$36 million (R279 million) in the March quarter to US$38 million (R308 million) in the June quarter,

mainly due to a lower gold-in-process credit in the June quarter compared with the March quarter. Total cash cost increased from US$838 per ounce to US$995 per ounce mainly as a result of lower gold produced.

Operating profit decreased from US$39 million (R302 million) in the March quarter to US$23 million (R189 million) in the June quarter as a result of lower revenue and increased costs.

Capital expenditure increased from US$27 million (R211 million) in the March quarter to US$29 million (R234 million) in the June quarter, with the majority of expenditure on pre-stripping, exploration and the acquisition of mining fleet. The high level of pre-stripping is necessary to open up the significant reserve potential at Huni and Juno.

Notional cash expenditure increased from US$1,490 per ounce in the March quarter to US$1,799 per ounce in the June quarter. The NCE margin decreased from 12 per cent to negative 11 per cent due to the lower gold production and higher capital expenditure.

The installation of the pre-leach thickener and intensive leach reactor, as part of the plant optimisation project, are progressing well and are due for commissioning in the December quarter. These enhancements should result in an increase in gravity recovered gold, thereby improving the overall plant yield. The revised production guidance for 2012, at this point, is estimated at approximately 175,000 ounces.

South America region

Peru

Cerro Corona

		June 2012	March 2012
Gold produced	- 000'oz	39.8	36.9
Copper produced	- tonnes	9,234	8,073
Total equivalent gold	- 000' eqoz	84.9	76.5
Total equivalent gold sold	- 000' eqoz	81.2	84.5
Yield - gold	- g/t	0.8	0.7
- copper	- %	0.6	0.5
- combined	- g/t	1.6	1.4
Total cash cost	- US$/eqoz	482	534
Notional cash expenditure	- US$/eqoz	708	745
NCE margin	- %	48	56
Gold price *	- US$/oz	1,617	1,685
Copper price *	- US$/t	7,956	8,251

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold produced increased from 36,900 ounces in the March quarter to 39,800 ounces in the June quarter. Copper production increased from 8,073 tonnes to 9,234 tonnes. Equivalent gold produced increased by 11 per cent from 76,500 ounces in the March quarter to 84,900 ounces in the June quarter mainly due to an increase in metal recoveries and a record throughput of 821 tonnes per hour achieved in the month of June.

Concentrate with a payable content of 38,100 ounces of gold was sold at an average price of US$1,591 per ounce and 8,900 tonnes of copper was sold at an average price of US$7,140 per tonne, net of treatment and refining charges. Total equivalent gold sales amounted to 81,200 ounces for the June quarter.

Tonnes mined increased from 3.17 million tonnes in the March quarter to 4.10 million tonnes in the June quarter due to an increase in volumes mined as a result of changes to the mine sequence schedule, necessitating an increase in waste volumes. Ore mined increased by 13 per cent from 1.80 million tonnes to 2.03 million tonnes. Gold yield at 0.8 grams per tonne and copper yield at 0.6 per cent were slightly higher than the 0.7 grams per tonne of gold and 0.5 per cent of copper achieved in the March quarter.

Ore processed at 1.67 million tonnes was similar to the March quarter. Gold head grade increased marginally from 1.12 grams per tonne to 1.13 grams per tonne and gold recovery increased from 64 per cent to 68 per cent. Copper head grade increased from 0.61 per cent in the March quarter to 0.68 per cent in the June quarter, with copper recovery increasing from 82 per cent to 85 per cent.

Operating costs, including gold-in-process movements, decreased from US$44 million (R341 million) in the March quarter to US$35 million (R282 million) in the June quarter, mainly due to an increase in concentrate stock on hand. Total cash cost decreased from US$534 per equivalent ounce to US$482 per equivalent ounce mainly due to lower operating costs, partly offset by lower revenue.

Operating profit decreased from US$99 million (R766 million) in the March quarter to US$76 million (R615 million) in the June quarter, as a result of lower revenue due to lower net metal prices and lower gold equivalent ounces sold.

Capital expenditure increased from US$17 million (R132 million) in the March quarter to US$21 million (R165 million) in the June quarter. The higher expenditure was due to construction activities at the tailings facility and the implementation of optimisation projects at the project plant.

Notional cash expenditure decreased from US$745 per equivalent ounce to US$708 per equivalent ounce, mainly due to the increase in equivalent ounces produced. The NCE margin decreased from 56 per cent in the March quarter to 48 per cent in the June quarter due to the lower revenue.

Australasia region

St Ives

		June 2012	March 2012
Gold produced	- 000'oz	111.2	120.3
Yield - heap leach	- g/t	0.4	0.4
- milling	- g/t	2.7	2.9
- combined	- g/t	2.0	2.1
Total cash cost	- A$/oz	908	861
	- US$/oz	920	908
Notional cash expenditure	- A$/oz	1,561	1,243
	- US$/oz	1,581	1,310
NCE margin	- %	3	22

Gold production decreased by 8 per cent by from 120,300 ounces in the March quarter to 111,200 ounces in the June quarter, in line with the current mine schedule.

At the underground operations, ore mined decreased from 398,000 tonnes at 5.0 grams per tonne in the March quarter to 320,000 tonnes at 5.6 grams per tonne in the June quarter, reflecting reduced tonnage from Cave Rocks which is undergoing further development to open up new mining areas.

At the open pit operations, total ore tonnes mined increased from 1.10 million tonnes at 1.5 grams per tonne in the March quarter to 1.21 million tonnes at 1.5 grams per tonne in the June quarter. Planning for the transition to owner-operator is

under way to ensure a smooth transition during the second half of 2012.

Total tonnes processed at 1.76 million tonnes and yield of 2.0 grams per tonne was similar to the March quarter. At the Lefroy mill, yield decreased from 2.9 grams per tonne in the March quarter to 2.7 grams per tonne in the June quarter, reflecting the reduced high-grade tonnes milled from underground ore sources. Throughput decreased from 1.22 million tonnes in the March quarter to 1.19 million tonnes in the June quarter. Gold production from Lefroy mill decreased from 113,000 ounces to 104,100 ounces. At the heap leach facility tonnes processed increased from 553,000 tonnes at a head grade of 0.81 grams per tonne in the March quarter to 566,000 tonnes at a head grade of 0.69 grams per tonne in the June quarter, resulting in decreased gold production from 7,300 ounces to 7,100 ounces.

Operating costs, including gold-in-process movements, decreased from A$106 million (R868 million) in the March quarter to A$103 million (R837 million) in the June quarter. The decrease in costs was due to a smaller drawdown of open pit stockpiles, compared with the March quarter, due to increased availability of fresh material from open pit operations. Total cash cost increased from A$861 per ounce (US$908 per ounce) to A$908 per ounce (US$920 per ounce) due to the lower ounces produced.

Operating profit decreased from A$86 million (R707 million) in the March quarter to A$75 million (R617 million) in the June quarter as a result of the lower production.

Capital expenditure increased from A$49 million (R402 million) to A$74 million (R606 million) due to increased expenditure on Cave Rocks mine development and a new tailings facility.

Notional cash expenditure increased from A$1,243 per ounce (US$1,310 per ounce) in the March quarter to A$1,561 per ounce (US$1,581 per ounce) in the June quarter due to an increase in capital expenditure and a decrease in production. The NCE margin decreased from 22 per cent to 3 per cent as a result of the higher NCE and lower revenue.

Agnew

		June 2012	March 2012
Gold produced	- 000'oz	37.2	37.0
Yield	- g/t	4.5	5.1
Total cash cost	- A$/oz	916	929
	- US$/oz	928	979
Notional cash expenditure	- A$/oz	1,507	1,299
	- US$/oz	1,526	1,369
NCE margin	- %	6	18

Gold production was similar to the March quarter at 37,200 ounces.

Ore mined from underground increased from 113,000 tonnes at a head grade of 8.5 grams per tonne in the March quarter to 153,000 tonnes at a head grade of 7.9 grams per tonne in the June quarter. This represents an improvement on the previous quarter, although below target, due to the revised stoping plan at Main Lode as a result of complex ground conditions and the need to paste fill large areas of Kim to maintain the correct sequence for geotechnical stability. The lower grade was due to mining of the lower grade fringes of the Kim high grade core during this transition period.

Tonnes processed increased from 224,000 tonnes in the March quarter to 255,000 tonnes in the June quarter and included surface stockpile material from Songvang. The combined yield decreased from 5.1 grams per tonne in the March quarter to 4.5 grams per tonne in the June quarter, reflecting a build-up in gold-in-circuit at the end of the June quarter.

Net operating costs decreased from A$36 million (R293 million) in the March quarter to A$35 million (R285 million) in the June quarter, mainly due to the lower mining costs resulting from the closure of the Songvang pit. Total cash cost decreased from A$929 per ounce (US$979 per ounce) to A$916 per ounce (US$928 per ounce), mainly due to the lower operating cost.

Operating profit increased from A$23 million (R188 million) in the March quarter to A$24 million (R199 million) in the June quarter.

Capital expenditure increased from A$11 million (R92 million) in the March quarter to A$21 million (R173 million) in the June quarter. Capital expenditure included A$9 million on underground development, A$5 million on extensional exploration at the Waroonga underground complex, and A$5 million spent on mining equipment.

Notional cash expenditure increased from A$1,299 per ounce (US$1,369 per ounce) in the March quarter to A$1,507 per ounce (US$1,526 per ounce) in the June quarter, mainly due to the timing of capital expenditure. The NCE margin decreased from 18 per cent in the March quarter to 6 per cent in the June quarter due to the higher NCE.

Quarter ended 30 June 2012 compared with quarter ended 30 June 2011

Group attributable equivalent gold production decreased from 872,000 ounces for the quarter ended June 2011 to 862,000 ounces for the quarter ended June 2012.

At the South African operations, gold production decreased from 447,000 ounces (13,889 kilograms) to 437,000 ounces (13,595 kilograms). The majority of this decrease was due to lower volumes and yields mined and processed at Beatrix. KDC's gold production increased from 273,000 ounces (8,475 kilograms) to 280,000 ounces (8,698 kilograms). Beatrix's gold production decreased from 98,000 ounces (3,048 kilograms) to 80,000 ounces (2,477 kilograms). South Deep's gold production increased from 76,000 ounces (2,366 kilograms) to 78,000 ounces (2,420 kilograms).

At the West African operations, total managed gold production decreased from 237,000 ounces for the quarter ended June 2011 to 215,000 ounces for the quarter ended June 2012. At Tarkwa, gold production decreased from 181,000 ounces to 176,000 ounces. At Damang, gold production decreased from 56,000 ounces to 38,000 ounces due to lower grades, as mining in the high grade Damang pit was severely restricted due to safety factors. The pit is expected to be depleted in approximately 2 years' time although significant ore reserve potential exists below the current floor of the pit, necessitating a push back as part of the Damang super-pit project. Production was further exacerbated by reduced capacity at the mill.

In South America, gold equivalent production at Cerro Corona decreased from 101,000 ounces for the quarter ended June 2011 to 85,000 ounces for the quarter ended June 2012, due to expected lower gold and copper grades and a lower copper to gold price ratio dictated by changes in market prices for gold and copper.

At the Australasia operations gold production decreased from 159,000 ounces to 148,000 ounces. At St Ives, production increased from 109,000 ounces to 111,000 ounces. Agnew's production decreased from 50,000 ounces to 37,000 ounces. Production was negatively affected by poor ground conditions, particularly in the Main Lode area which slowed down production rates.

Income statement

Revenue increased by 19 per cent from R9,581 million (US$1,411 million) to R11,364 million (US$1,408 million). The average gold price increased by 27 per cent from R326,206 per kilogram (US$1,496 per ounce) for the quarter ended June 2011 to R414,642 per kilogram (US$1,600 per ounce) for the quarter ended June 2012. The average Rand/US dollar exchange rate weakened by 19 per cent from R6.78 in the June 2011 quarter to R8.06 in the June 2012 quarter. The average Rand/Australian dollar exchange rate weakened by 14 per cent from R7.18 in the June 2011 quarter to R8.16 in the June 2012 quarter. The average Australian/US dollar exchange rate strengthened by 5 per cent from A$1.00 = US$1.06 in the June 2011 quarter to A$1.00 = US$1.01 in the June 2012 quarter.

Net operating costs increased by 17 per cent from R5,124 million (US$755 million) to R5,973 million (US$740 million). The weaker US$ and A$ exchange rates accounted for 7 per cent or R338 million of this increase. Total cash cost for the Group increased from R177,934 per kilogram (US$816 per ounce) to R220,546 per kilogram (US$851 per ounce) due to the lower production and the increase in net operating costs.

At the South African operations, operating costs increased by 9 per cent from R3,074 million for the quarter ended June 2011 to R3,346 million for the quarter ended June 2012. This was due to annual wage increases, a 16.7 per cent electricity tariff increase, increased maintenance costs and normal inflationary increases, partly offset by cost saving initiatives at the operations. Total cash cost at the South African operations increased from R220,261 per kilogram to R248,503 per kilogram mainly as a result of the increase in operating costs.

At the West African operations, net operating costs increased by 25 per cent from US$122 million for the quarter ended June 2011 to US$152 million for the quarter ended June 2012. At Tarkwa, net operating costs increased from US$88 million to US$114 million. This was due to annual wage increases of US$4 million, increased power and fuel costs of US$4 million and a US$12 million lower inventory credit in the June 2012 quarter together with an increase in tonnes mined. At Damang, net operating costs increased from US$34 million to US$38 million due to increases in power and fuel costs. Total cash cost for the region increased from US$564 per ounce to US$722 per ounce due to the lower production and increased costs.

At Cerro Corona in South America, net operating costs decreased by 8 per cent from US$38 million to US$35 million. Total cash cost increased from US$408 per ounce to US$482 per ounce, mainly due to the lower equivalent gold sales.

At the Australasia operations, net operating costs increased by 1 per cent from A$135 million for the quarter ended June 2011 to A$137 million for the quarter ended June 2012. At St Ives, net operating costs were similar at A$103 million. At Agnew, net operating costs increased from A$32 million to A$35 million mainly due to processing higher volumes of low grade ore mined from the Songvang open pit in the previous year. Total cash costs for the region increased from A$858 per ounce to A$910 per ounce due to the lower production.

Operating profit increased from R4,457 million (US$656 million) to R5,391 million (US$667 million).

Share based payments increased from R123 million (US$18 million) to R194 million (US$24 million) due to the net effect of new allocation charges for share-based compensation granted.

Exploration expenditure decreased from R214 million (US$31 million) to R190 million (US$23 million) mainly due to timing of expenditure.

Feasibility and evaluation costs increased from R17 million (US$3 million) to R120 million (US$15 million) due to the reallocation of growth and project team costs from exploration expenditure in the June 2012 quarter.

Non-recurring costs increased from R101 million (US$15 million) for the quarter ended June 2011 to R135 million (US$17 million) for the quarter ended June 2012 and included voluntary separation packages, business process re-engineering costs at all the operations and impairment of investments and assets.

Government royalties increased from R236 million (US$35 million) for the quarter ended June 2011 to R333 million (US$41 million) for the quarter ended June 2012 mainly due to the increase in revenue.

Taxation increased from R866 million (US$128 million) for the quarter ended June 2011 to R960 million (US$119 million) for the quarter ended June 2012. This increase was in line with the higher taxable income.

Net earnings attributable to owners of the parent amounted to R1,606 million (US$198 million) for the June quarter 2012 compared with earnings of R1,267 million (US$186 million) for the June quarter 2011.

Normalised earnings – net earnings excluding non-recurring items, gains and losses on foreign exchange, financial instruments and gains or losses of associates after taxation, amounted to R1,819 million (US$224 million) for the quarter ended June 2012 compared with R1,326 million (US$195 million) for the quarter ended June 2011.

Cash flow

Cash inflow from operating activities increased from R2,954 million (US$436 million) for the quarter ended June 2011 to R4,195 million (US$514 million) for the quarter ended June 2012 due to higher profits in June 2012 and a higher release of working capital, partly offset by higher royalties and taxation paid.

Dividends paid decreased from R7 million (US$1 million) to R2 million (US$nil).

Cash outflows from investing activities decreased from R8,030 million (US$1,185 million) to R3,362 million (US$418 million). In the June 2011 quarter investing activities included the buy-out of non-controlling interest holders at La Cima and Ghana of R1,243 million (US$184 million) and R4,520 million (US$667 million) respectively.

Capital expenditure increased from R2,285 million (US$336 million) in the June 2011 quarter to R3,330 million (US$414 million) in the June 2012 quarter. At the South Africa region, capital expenditure increased from R1,169 million to R1,463 million mainly due to the increase at South Deep from R472 million to R643 million. At the West Africa region, capital expenditure increased from US$69 million to US$89 million mainly due to increased capital stripping and fleet acquisition. In South America, at Cerro Corona, capital expenditure increased from US$16 million to US$21 million mainly due to construction of the tailings facility. At the Australasia region, capital expenditure increased from A$56 million to A$95 million, with the majority of the expenditure on underground development at St Ives, open pit fleet acquisition and a new tailings storage facility.

Net cash inflow from financing activities decreased from R2,795 million (US$404 million) in the June 2011 quarter to R371 million (US$46 million) in the June 2012 quarter. Loans received increased from R3,927 million (US$570 million) to R6,232 million (US$793 million) and loans repaid increased from R1,185 million (US$174 million) to R5,905 million (US$752 million). In the June 2012 quarter loans received and repaid related to the refinancing of an offshore facility which expired in May 2012. The June 2012 quarter also included non-controlling interest holders' loans received of R34 million (US$4 million) and shares issued of R10 million (US$1 million). The higher net loans raised in the June 2011 quarter were due to draw-downs to partly fund the purchase of non-controlling interest holders in La Cima and Ghana.

Loans received from non-controlling interest holders decreased from R47 million (US$7 million) in the June 2011 quarter to R34 million (US$4 million) in the June 2012 quarter and related to Buenaventura's contribution of 49 per cent of the capital expenditure on the Chucapaca project.

The net cash inflow of R1,201 million (US$142 million) in the June 2012 quarter compared with a cash outflow of R2,288 million (US$347 million) in the June 2011 quarter. After accounting for a positive translation adjustment of R315 million (negative US$27 million) on offshore cash balances, the cash inflow for the June 2012 quarter was R1,517 million (US$115 million). The cash balance at the end of June 2012 was R6.7 billion (US$795 million) compared with R4.3 billion (US$631 million) at the end of June 2011.

Growth

Gold Fields has set a target of achieving five million ounces per annum, in production or in development, by the end of 2015. To this end we are developing an extensive pipeline of projects which is discussed below.

International Projects

Chucapaca

Sterilisation drilling for the alternate tailings and waste storage areas continued and is forecast to be completed by the end of 2012 pending agreements with the local Oyo Oyo community. Negotiations with the local communities are on-going and focus on land acquisition options for the project.

Work continued in all areas towards completion of the feasibility study and submittal of the Environmental Impact Assessment (EIA) by the end of 2012. Recent focus has been on project peer reviews and final optimisation of project parameters.

On completion of the feasibility study a period of value engineering is planned to optimise the project capital costs and ore recoveries. This value engineering will be conducted in parallel with land acquisition and EIA processes.

Far Southeast

Following re-establishment of the underground drilling platforms in the March quarter, activity continued with nine drills out of a planned twelve completing a total of 17,000 metres of drilling in the June quarter. Two surface drill rigs have commenced geo-technical drilling and, together with the underground drilling will provide additional data for the on-going pre-feasibility study and maiden resource for this project.

Pre-feasibility studies investigating mine access strategies, production rates and scale, and metallurgical processing commenced during the quarter. Various tailings storage facility sites are under investigation, considering technical, social and environmental perspectives.

Our Foreign Technical Assistance Agreement (FTAA) application, which allows for direct majority foreign ownership and control, was submitted in November 2011 and requires Free Prior Informed Consent (FPIC) of the Indigenous People in our affected areas. The FPIC process was suspended at a national level pending the release of new guidelines, which have subsequently been released. The process is expected to recommence in the September quarter, with FPIC anticipated to be received in 2013.

In July 2012, after months of consultation with key stakeholders, President Aquino issued an Executive Order providing policies and guidelines to ensure responsible mining and utilisation of mineral resources in the Philippines. The Executive Order is a policy statement and will be further clarified by the Implementing Rules and Regulations scheduled for release within 60 days. Our initial assessment of this policy statement suggests that this will have no significant effect on the FSE project, however we can only confirm this once the Rules and Regulations are released.

The material sections of the Executive Order include:

- enforcement of environmental standards in mining with reviews of existing operations;
- rationalisation of existing revenue sharing schemes and arrangements, which we do not expect will have any significant impact on the FTAA fiscal regime as the FTAA currently provides for a 50:50 government sharing and is competitive by international standards;
- suspension of the granting of new mineral agreements until the fiscal sharing arrangements are rationalised and legislated. We note that the Government has verbally clarified however that this moratorium does not preclude the negotiation of FTAAs for future mining projects. We will not be affected by this provision as our FTAA application was submitted prior to the issuance of the Executive Order;
- implementation of measures to ensure alignment of national interest with local governments' interests; and
- implementation of measures to improve regulation and control of small scale mining activities.

Arctic Platinum

Work continued on the pre-feasibility study and the definition of a maiden resource for the Suhanko North project after drilling was completed in the March quarter. All outstanding assays were completed and the geological model and resource estimates are expected to be completed by year-end.

Mine optimisation studies and a preliminary production model for Suhanko North will be added to existing Suhanko information to develop a series of trade-off options between Konttijarvi, Ahmavaara and Suhanko North, the three Suhanko pits.

Initial metallurgical test work, including the Platsol downstream process option, for Suhanko North is complete, and plans for detailed test work are underway. Work has commenced to collect baseline data related to Suhanko North, for inclusion in the EIA permitting process. Marketing studies for various products are advancing.

Damang super-pit

Drilling commenced on an interim 23,000 metre infill campaign and 5,918 metres were completed during the quarter. This drilling programme is expected to be completed by the end of the year.

Greenfields exploration

In addition to the four resource development projects mentioned above, the greenfields exploration portfolio also consists of three advanced drilling projects, fifteen initial drilling projects and six target definition projects in Peru, Chile, Argentina, Ghana, Mali, Guinea, Canada, Kyrgyzstan, China, Australia and the Philippines. A total of 55,478 metres was drilled on ten greenfields projects during the quarter compared with 99,800 metres drilled in the March quarter and 62,813 metres in the June 2011 quarter. The main reason for the lower level of drilling activity in the June quarter was the onset of winter in the Andes and seasonal rainfall in Australia and Africa.

Africa

Following a short hiatus in the aftermath of the coup d'état in Mali in late March 2012, diamond and reverse circulation drilling resumed at the Yanfolila advanced drilling project in mid-April 2012. The drills focused on infilling anomalies and structures previously defined at the Gonka, Kabaya South and Sanioumale West prospects. A total of 8,131 metres of reverse circulation drilling was completed during the quarter. The Komana scoping study will be updated with the additional data in the September quarter. Drilling programmes also continued this quarter on the Kangare project in Mali and at the Asheba project in Ghana. Target definition work consisting of geochemical surveys and geological mapping is in progress at the Boako project in Ghana and over a number of additional concessions with the extensive Kangare project area in Mali.

North America

Diamond drilling resumed at the Woodjam advanced drilling project in British Columbia in March 2012 and two drills are currently active. Results are encouraging from initial drill holes at one new target area and a follow-up programme will be implemented in the September quarter.

Gold Fields executed an agreement with Bear Lake Gold on its Larder Lake project in Ontario and diamond drilling commenced in June 2012. Five diamond drill holes were also completed at the Marble Mountain project in Ontario in May 2012, representing first activity on this new property. A decision on the way forward will be made once all the results have been analysed.

South America

With the onset of winter in the high Andes, drilling programmes at the Salares Norte project in Chile and the Taguas project in Argentina were concluded during the June quarter. Results from both of these initial drilling projects were encouraging and drilling is expected to resume in September 2012. Drilling continues on two early stage projects in southern Peru.

Australasia

Gold Fields' drilling projects continued in the East Lachlan region of New South Wales, Australia. Progress at the Myall project was hampered by heavy rains and the remainder of the drilling programme has been postponed until the December quarter. At the Wellington North project, two drills are currently active at the Mayhurst target and results continue to be positive.

Other regions

In north-western Kyrgyzstan, Gold Fields owned a 60 per cent interest in the Talas joint venture with partner Orsu Metals Corporation. Subsequent to quarter end, the Group acquired the outstanding 40 per cent and now fully owns Talas. A 6,000 metre diamond drilling programme commenced in April 2012 after a two year hiatus following civil unrest in the country. The 2010 scoping study will be updated with results from the current drilling campaign and will form the basis whether to proceed to pre-feasibility by the end of 2012.

Near mine exploration

Gold Fields has a well-supported near mine exploration programme, successfully replacing production and growing the reserve base at the international operations. Exploration success immediately adds valuable life-of-mine to these established assets which forms the sustaining foundation of our overall growth strategy.

In Ghana, near mine exploration at Damang outside of the super-pit project has been limited to modelling of recent data acquired from drilling in the Amoanda-Rex corridor trend. This will be ongoing with results expected in the second half of 2012.

In Peru, at Cerro Corona, drilling commenced on the Corona Deep programme highlighted in the March quarter. The 7,300 metres drill programme, targeting potential depth extensions below the current planned open pit limits should be concluded by the end of 2012.

In Australia, the 2012 A$35 million exploration programme at St Ives is on schedule. Drilling continues to expand the inventory in the area between Revenge and Neptune, including definition of the southern extension of the N01 structure at Revenge that produced almost 300,000 ounces by underground mining methods. Expanded early stage exploration delineated several encouraging new prospects including Invincible in the Greater Santa Ana area and Target X in the Leviathan area. High grade mineralisation continues to be intersected on depth extensions of the Eastern Lodes at Cave Rocks.

Drilling continued on the high grade shoots project at Agnew targeting the down-plunge of Main Lode at the Waroonga complex. This programme, which initially confirmed the presence of high grade mineralisation, is now confirming the continuity and extent of the higher grade shoots.

Corporate

Clinic on the West Rand

Gold Fields completed construction of a healthcare facility that will operate as a public private partnership between KDC East (previously known as Kloof), the Westonaria Municipality and the Gauteng Department of Health. The new clinic was officially handed over to the Westonaria Municipality and the Gauteng Department of Health at a ceremony attended by the Department of Mineral Resources, Gauteng MEC for Health, Ntombi Mekgwe, and Gauteng Premier, Nomvula Mokonyane on 15 June.

The clinic, which cost Gold Fields approximately R4 million to build, is located in the Simunye development precinct and will provide much needed relief to the residents of Simunye Township and surrounding areas. The clinic will provide approximately 20,000 local residents access to a

comprehensive range of services including dental health, trauma and emergency services, obstetrics and gynaecological services. Provisions have been made for an X-ray facility, lung function unit, laboratory and a dispensary.

Talas project

On 20 July, a wholly-owned subsidiary of Gold Fields completed the acquisition from Orsu Metals Corporation ("Orsu") of its 40 per cent interest in the Talas gold-copper-molybdenum joint venture project ("Talas project") for US$10 million. Gold Fields now owns 100 per cent of the Talas project.

Another wholly-owned Gold Fields subsidiary has agreed to subscribe, by way of private placement, for 25 million units of Orsu at a price of CAD$0.40 per unit (the "subscription"). Each unit will consist of one common share of Orsu and one-half of one common share purchase warrant. Each whole common share purchase warrant will be exercisable for a period of three years from the date of issue to acquire one common share of Orsu at a price of CAD$0.50. Completion of the subscription is conditional on Orsu obtaining from the Kazakh Government formal waiver of its pre-emptive right to acquire shares in Orsu and its consent to the issue and placement of new shares in Orsu pursuant to the subscription.

Heap leach facilities suspended

Gold Fields received a directive from the Environmental Protection Agency (EPA) of Ghana to stop discharging water from its heap leach facilities at Tarkwa. To comply with this directive, the operation of all heap leach facilities at Tarkwa was suspended from 16 July 2012 to 9 August 2012.

The new EPA directive requires that all water discharges from the mine's heap leach facilities should be treated through a water treatment plant to reduce conductivity levels. Conductivity is a measure of the amount of dissolved salts in discharged water and is classified internationally as a non-toxic pollutant.

Gold Fields believes that Tarkwa was complying with the prescribed conductivity levels, but is nonetheless conducting further investigations to validate this. However, in pursuit of environmental best practice and world class environmental stewardship, and to comply with the directive, the Group has commissioned the construction of two water treatment plants at Tarkwa's North and South heap leach facilities. The plants are expected to be operational by the end of 2012.

Tarkwa continued to engage with the EPA to reopen and operate the heap leach facilities while the water treatment plants are being built. On 9 August the EPA lifted the temporary suspension.

Silicosis

On 21 August 2012, a court application was served on Gold Fields and various of its subsidiary companies (Gold Fields) on behalf of three individual applicants purporting to represent a class of mine workers who were previously employed by or who are employees of Gold Fields and who allegedly contracted occupational lung diseases (the class).

This is an application in terms of which the court is asked to certify a class action to be instituted by the applicants on behalf of the class. According to the applicants, this is the first and preliminary step in a process, where if the court were to certify the class action, the applicants will, in a second stage, bring an action wherein they will attempt to hold Gold Fields liable for the occupational disease and the resultant consequences. The applicants contemplate in the second stage dealing with what they describe as common legal and factual issues regarding the claim arising for the entire class. If the applicants are successful in the second leg, they envisage that individual members of the class could later submit individual claims for damages against Gold Fields. The application does not identify the number of claims that will be instituted against Gold Fields or the quantum of damages the applicants may seek.

Gold Fields has 10 court days to decide whether to oppose the application and thereafter, in the usual course of action, a further 15 court days to file papers opposing the application. Gold Fields and its lawyers are busy studying the application and will in due course decide how to respond.

Dividend policy

During the quarter, Gold Fields restated its dividend policy. Previously, dividend payments were based on 50 per cent of earnings attributable to owners of the parent adjusted for impairments and after taking account of investment opportunities. This represented a dividend pay-out of approximately 32 per cent of normalised earnings over the past six years (refer table below). The new dividend policy is to pay a dividend of between 25 and 35 per cent of normalised earnings. Although this restatement would not have changed the quantum of the historical dividend pay-out, it prioritises the payment of a dividend from current cash flows and crystallises our position as the leading dividend payer in the industry.

The new policy would have resulted in similar dividend payments evidenced in the pay-out ratios in the table below for the past 5 years based on normalised earnings per share.

Year	Normalised earnings per share (ZAR cents)	Dividend per share (ZAR cents)	Pay-out %
Interim C2012	550	160	29%
C2011	1,003	330	33%
C2010	530	140	26%
C2009	578	130	22%
C2008	396	150	38%
C2007	313	160	51%
Average			32%

Cash dividend

In line with the company's new dividend policy to pay a dividend of between 25 and 35 per cent of normalised earnings, the Board has approved and declared an interim dividend number 77 of 160 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2012. The interim dividend will be subject to the new Dividends Tax that was introduced with effect from 1 April 2012. In accordance with paragraphs 11.17 (a) (i) to (x) and 11.17 (c) of the JSE Listings Requirements the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The local Dividends Tax rate is 15% (fifteen per centum);
- Secondary Tax on Companies (STC) credits of 152,27892 SA cents per ordinary share have been utilised;
- The gross local dividend amount is 160 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
- The net local dividend amount is 158,84184 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
- Gold Fields currently has 731,488,614 ordinary shares in issue (included in this number are 729,507,132 shares issued and listed, 1,125,152 shares issued but not listed for Gold Fields share incentive schemes as well as 856,330 treasury shares);
- Gold Fields' income tax reference number is 9160035607.

Shareholders are advised of the following dates in respect of the interim dividend:

Last date to trade cum dividend	Friday, 7 September 2012
Sterling and US dollar conversion date	Monday, 10 September 2012
Shares commence trading ex dividend	Monday, 10 September 2012
Record date	Friday, 14 September 2012
Payment of dividend	Monday, 17 September 2012

Share certificates may not be dematerialised or rematerialised between Monday, 10 September and Friday, 14 September 2012, both dates inclusive.

Outlook

Production in the September quarter has been negatively impacted by the following:

- the fire at KDC which reduced production by approximately 50,000 ounces;
- the temporary suspension of the heap leach facilities at Tarkwa which resulted in a loss of 15,000 ounces;
- internal and external safety stoppages at Beatrix resulted in a loss of some 20,000 ounces; and
- at South Deep approximately 15,000 ounces have been lost to date, which appears to be the result of a go-slow after issuing of the Section 189 (3) notice.

As a result of the factors described above, attributable gold production for the year ending December 2012 is expected to be no more than 3.4 million equivalent ounces and could reduce further if no agreement is reached at South Deep.

For the year ending December 2012, total cash cost is estimated to be approximately 2 per cent higher at US$880 per ounce (R230,000 per kilogram) and NCE, excluding capitalised growth projects, is estimated to be approximately 3 per cent higher at US$1,340 per ounce (R348,000 per kilogram) when compared with the guidance provided in February. The capital projects group is anticipating spending between US$20 per ounce and US$25 per ounce on realisation costs of projects, including drilling, feasibility studies and early-work capital expenditure on our advanced projects. This is well below the original estimate of between US$50 per ounce and US$70 per ounce due to the timing of expenditure and deferrals to ensure project optimisation. These estimates are based on an average exchange rate of R/US$8.20 and R/A$8.55 for the remainder of the year. Unit costs vary quarter on quarter depending upon the timing of capital expenditure, seasonal electricity tariffs and production variations due to statutory holidays.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 2 and 31.

Basis of accounting

The unaudited condensed consolidated financial information is prepared in accordance with IAS 34 Interim Financial Reporting and South African Statements and Interpretations of Statements of Generally Accepted Accounting Practice (AC 500 series).

The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

N.J. Holland
Chief Executive Officer
23 August 2012

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand		Quarter			Six months to	
		June 2012	March 2012	June 2011	**June 2012**	June 2011
Revenue		**11,364.1**	11,206.4	9,581.0	**22,570.5**	18,550.4
Operating costs, net		**(5,973.1)**	(5,773.8)	(5,124.2)	**(11,746.9)**	(10,002.6)
- Operating costs		**(6,067.0)**	(5,857.3)	(5,250.7)	**(11,924.3)**	(10,209.7)
- Gold inventory change		**93.9**	83.5	126.5	**177.4**	207.1
Operating profit		**5,391.0**	5,432.6	4,456.8	**10,823.6**	8,547.8
Amortisation and depreciation		**(1,577.0)**	(1,522.0)	(1,277.2)	**(3,099.0)**	(2,517.2)
Net operating profit		**3,814.0**	3,910.6	3,179.6	**7,724.6**	6,030.6
Net interest paid		**(65.0)**	(44.7)	(31.5)	**(109.7)**	(72.4)
Share of results of associates after taxation		**(98.1)**	18.0	0.8	**(80.1)**	(2.7)
Gain/(loss) on foreign exchange		**7.5**	(66.2)	(19.0)	**(58.7)**	(16.0)
(Loss)/gain on financial instruments		**(7.6)**	(1.2)	24.6	**(8.8)**	31.0
Share-based payments		**(193.8)**	(143.7)	(122.5)	**(337.5)**	(244.5)
Other		**(40.3)**	(1.1)	(84.8)	**(41.4)**	(160.9)
Exploration		**(189.5)**	(292.0)	(213.5)	**(481.5)**	(352.0)
Feasibility and evaluation costs		**(119.6)**	(76.1)	(17.2)	**(195.7)**	(44.5)
Profit before royalties, taxation and non-recurring items		**3,107.6**	3,303.6	2,716.5	**6,411.2**	5,168.6
Non-recurring items		**(135.1)**	(78.9)	(100.6)	**(214.0)**	(183.2)
Profit before royalties and taxation		**2,972.5**	3,224.7	2,615.9	**6,197.2**	4,985.4
Royalties		**(333.1)**	(318.1)	(236.4)	**(651.2)**	(401.0)
Profit before taxation		**2,639.4**	2,906.6	2,379.5	**5,546.0**	4,584.4
Mining and income taxation		**(959.8)**	(791.8)	(866.3)	**(1,751.6)**	(1,646.3)
- Normal taxation		**(845.0)**	(885.0)	(520.7)	**(1,730.0)**	(1,120.5)
- Deferred taxation		**(114.8)**	93.2	(345.6)	**(21.6)**	(525.8)
Net profit		**1,679.6**	2,114.8	1,513.2	**3,794.4**	2,938.1
Attributable to:						
- Owners of the parent		**1,606.4**	2,081.7	1,266.8	**3,688.1**	2,367.2
- Non-controlling interest		**73.2**	33.1	246.4	**106.3**	570.9
Non-recurring items:						
Profit/(loss) on sale of assets		**0.7**	1.7	(2.4)	**2.4**	(3.7)
Restructuring costs		**(61.9)**	(63.3)	(63.0)	**(125.2)**	(147.6)
Impairment of investments and assets		**(73.9)**	(17.3)	(1.2)	**(91.2)**	(1.2)
Other		**-**	-	(34.0)	**-**	(30.7)
Total non-recurring items		**(135.1)**	(78.9)	(100.6)	**(214.0)**	(183.2)
Taxation		**18.6**	18.3	30.1	**36.9**	56.0
Net non-recurring items after taxation		**(116.5)**	(60.6)	(70.5)	**(177.1)**	(127.2)
Net earnings		**1,606.4**	2,081.7	1,266.8	**3,688.1**	2,367.2
Net earnings per share (cents)		**220**	288	175	**508**	328
Diluted earnings per share (cents)		**220**	287	174	**507**	325
Headline earnings		**1,680.0**	2,097.6	1,270.1	**3,777.6**	2,371.5
Headline earnings per share (cents)		**230**	290	176	**520**	329
Diluted headline earnings per share (cents)		**230**	289	174	**519**	325
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation		**1,819.3**	2,170.8	1,326.4	**3,990.1**	2,478.1
Normalised earnings - net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation (cents)		**250**	300	184	**550**	344
Gold sold – managed kg		**27,407**	26,718	29,371	**54,125**	58,146
Gold price received R/kg		**414,642**	419,433	326,206	**417,007**	319,031
Total cash cost R/kg		**220,546**	217,443	177,934	**219,010**	173,243

The unaudited consolidated financial statements for the quarter ended 30 June 2012 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars	Quarter			Six months to	
	June 2012	March 2012	June 2011	**June 2012**	June 2011
Revenue	**1,407.5**	1,442.3	1,411.3	**2,849.8**	2,696.3
Operating costs, net	**(740.1)**	(743.1)	(754.9)	**(1,483.2)**	(1,453.9)
- Operating costs	**(751.8)**	(753.8)	(773.5)	**(1,505.6)**	(1,484.0)
- Gold inventory change	**11.7**	10.7	18.6	**22.4**	30.1
Operating profit	**667.4**	699.2	656.4	**1,366.6**	1,242.4
Amortisation and depreciation	**(195.4)**	(195.9)	(188.2)	**(391.3)**	(365.9)
Net operating profit	**472.0**	503.3	468.2	**975.3**	876.5
Net interest paid	**(8.1)**	(5.8)	(4.6)	**(13.9)**	(10.5)
Share of results of associates after taxation	**(12.4)**	2.3	0.1	**(10.1)**	(0.4)
Gain/(loss) on foreign exchange	**1.1**	(8.5)	(2.7)	**(7.4)**	(2.3)
(Loss)/gain on financial instruments	**(0.9)**	(0.2)	3.6	**(1.1)**	4.5
Share-based payments	**(24.1)**	(18.5)	(18.0)	**(42.6)**	(35.5)
Other	**(5.1)**	(0.1)	(12.8)	**(5.2)**	(23.4)
Exploration	**(23.2)**	(37.6)	(31.3)	**(60.8)**	(51.2)
Feasibility and evaluation costs	**(14.9)**	(9.8)	(2.6)	**(24.7)**	(6.5)
Profit before royalties, taxation and non-recurring items	**384.4**	425.1	399.9	**809.5**	751.2
Non-recurring items	**(16.8)**	(10.2)	(14.8)	**(27.0)**	(26.6)
Profit before royalties and taxation	**367.6**	414.9	385.1	**782.5**	724.6
Royalties	**(41.3)**	(40.9)	(34.7)	**(82.2)**	(58.3)
Profit before taxation	**326.3**	374.0	350.4	**700.3**	666.3
Mining and income taxation	**(119.2)**	(101.9)	(127.6)	**(221.1)**	(239.3)
- Normal taxation	**(104.5)**	(113.9)	(77.0)	**(218.4)**	(162.9)
- Deferred taxation	**(14.7)**	12.0	(50.6)	**(2.7)**	(76.4)
Net profit	**207.1**	272.1	222.8	**479.2**	427.0
Attributable to:					
- Owners of the parents	**198.0**	267.8	186.3	**465.8**	344.0
- Non-controlling interest	**9.1**	4.3	36.5	**13.4**	83.0
Non-recurring items:					
Profit/(loss) on sale of assets	**0.1**	0.2	(0.3)	**0.3**	(0.5)
Restructuring costs	**(7.6)**	(8.2)	(9.4)	**(15.8)**	(21.5)
Impairment of investments and assets	**(9.3)**	(2.2)	(0.2)	**(11.5)**	(0.2)
Other	**-**	-	(4.9)	**-**	(4.4)
Total non-recurring items	**(16.8)**	(10.2)	(14.8)	**(27.0)**	(26.6)
Taxation	**2.3**	2.4	4.4	**4.7**	8.1
Net non-recurring items after taxation	**(14.5)**	(7.8)	(10.4)	**(22.3)**	(18.5)
Net earnings	**198.0**	267.8	186.3	**465.8**	344.0
Net earnings per share (cents)	**27**	37	26	**64**	48
Diluted earnings per share (cents)	**27**	37	25	**64**	47
Headline earnings	**207.2**	269.9	186.7	**477.1**	344.6
Headline earnings per share (cents)	**29**	37	26	**66**	48
Diluted headline earnings per share (cents)	**29**	37	25	**66**	47
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation	**224.4**	279.4	195.2	**503.8**	360.2
Normalised earnings - net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation (cents)	**30**	39	27	**69**	50
South African rand/United States dollar conversion rate	**8.06**	7.77	6.78	**7.92**	6.88
South African rand/Australian dollar conversion rate	**8.16**	8.19	7.18	**8.18**	7.09
Gold sold – managed oz (000)	**881**	859	944	**1,740**	1,869
Gold price received US$/oz	**1,600**	1,679	1,496	**1,638**	1,442
Total cash cost US$/oz	**851**	870	816	**860**	783

Statement of comprehensive income
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand		Quarter		Six months to	
	June 2012	March 2012	June 2011	June 2012	June 2011
Net profit	1,679.6	2,114.8	1,513.2	3,794.4	2,938.1
Other comprehensive income/(expenses) net of tax	909.2	(371.1)	89.2	538.1	486.3
Marked to market valuation of listed investments	(17.2)	67.5	(23.7)	50.3	4.3
Currency translation adjustments and other	913.8	(430.6)	114.8	483.2	482.1
Deferred taxation on marked to market valuation of listed investments	12.6	(8.0)	(1.9)	4.6	(0.1)
Total comprehensive income	2,588.8	1,743.7	1,602.4	4,332.5	3,424.4
Attributable to:					
- Owners of the parent	2,351.8	1,710.6	1,355.5	4,062.4	2,852.7
- Non-controlling interest	237.0	33.1	246.9	270.1	571.7
	2,588.8	1,743.7	1,602.4	4,332.5	3,424.4

Statement of comprehensive income
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars		Quarter		Six months to	
	June 2012	March 2012	June 2011	June 2012	June 2011
Net profit	207.1	272.1	222.8	479.2	427.0
Other comprehensive (expenses)/income net of tax	(515.2)	387.9	53.8	(127.3)	(56.6)
Marked to market valuation of listed investments	(2.3)	8.7	(3.4)	6.4	0.6
Currency translation adjustments and other	(514.5)	380.2	57.5	(134.3)	(57.2)
Deferred taxation on marked to market valuation of listed investments	1.6	(1.0)	(0.3)	0.6	-
Total comprehensive (loss)/income	(308.1)	660.0	276.6	351.9	370.4
Attributable to:					
- Owners of the parent	(320.2)	645.0	233.3	324.8	291.5
- Non-controlling interest	12.1	15.0	43.3	27.1	78.9
	(308.1)	660.0	276.6	351.9	370.4

Statement of financial position
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	June 2012	December 2011	June 2012	December 2011
Property, plant and equipment	66,472.9	62,682.8	7,922.9	7,710.1
Goodwill	4,458.9	4,458.9	531.5	548.5
Non-current assets	1,378.1	1,313.3	164.3	161.5
Investments	2,746.4	820.6	327.3	100.9
Deferred taxation	357.1	930.4	42.6	114.4
Current assets	14,758.3	14,076.0	1,759.0	1,731.3
- Other current assets	8,089.7	8,027.0	964.2	987.3
- Cash and deposits	6,668.6	6,049.0	794.8	744.0
Total assets	90,171.7	84,282.0	10,747.6	10,366.7
Shareholders' equity	51,123.4	48,061.5	6,093.5	5,911.6
Deferred taxation	9,390.3	9,777.5	1,119.2	1,202.6
Long-term loans	17,723.3	11,062.3	2,112.4	1,360.7
Environmental rehabilitation provisions	3,308.9	3,190.3	394.4	392.4
Post-retirement health care provisions	16.9	16.8	2.0	2.1
Other long-term provisions	104.6	110.0	12.5	13.5
Current liabilities	8,504.3	12,063.6	1,013.6	1,483.8
- Other current liabilities	8,101.6	7,616.5	965.6	936.8
- Current portion of long-term loans	402.7	4,447.1	48.0	547.0
Total equity and liabilities	90,171.7	84,282.0	10,747.6	10,366.7
South African rand/US dollar conversion rate			8.39	8.13
South African rand/Australian dollar conversion rate			8.46	8.25
Net debt	11,457.4	9,460.4	1,365.6	1,163.7

Condensed statement of changes in equity

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2011	**31,526.3**	**2,065.5**	**13,295.1**	**1,174.6**	**48,061.5**
Total comprehensive income	-	374.3	3,688.1	270.1	**4,332.5**
Profit for the period	-	-	3,688.1	106.3	**3,794.4**
Other comprehensive income	-	374.3	-	163.8	**538.1**
Dividends paid	-	-	(1,677.3)	(22.8)	**(1,700.1)**
Share-based payments	-	337.5	-	-	**337.5**
Transactions with non-controlling interest	-	-	-	0.7	**0.7**
Loans received from non-controlling interest	-	-	-	79.4	**79.4**
Exercise of employee share options	11.9	-	-	-	**11.9**
Balance as at 30 June 2012	**31,538.2**	**2,777.3**	**15,305.9**	**1,502.0**	**51,123.4**

United States Dollars

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2011	**4,597.9**	**(605.6)**	**1,774.8**	**144.5**	**5,911.6**
Total comprehensive (expenses)/income	-	(141.0)	465.8	27.1	**351.9**
Profit for the period	-	-	465.8	13.4	**479.2**
Other comprehensive expenses	-	(141.0)	-	13.7	**(127.3)**
Dividends paid	-	-	(221.5)	(2.7)	**(224.2)**
Share-based payments	-	42.6	-	-	**42.6**
Transactions with non-controlling interest	-	-	-	0.1	**0.1**
Loans received from non-controlling interest	-	-	-	10.0	**10.0**
Exercise of employee share options	1.5	-	-	-	**1.5**
Balance as at 30 June 2012	**4,599.4**	**(704.0)**	**2,019.1**	**179.0**	**6,093.5**

South African Rand

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2010	**31,560.6**	**(38.3)**	**12,019.8**	**3,080.4**	**46,622.5**
Total comprehensive income	-	485.5	2,367.2	571.7	**3,424.4**
Profit for the period	-	-	2,367.2	570.9	**2,938.1**
Other comprehensive income	-	485.5	-	0.8	**486.3**
Dividends paid	-	-	(505.8)	(15.1)	**(520.9)**
Share-based payments	-	244.5	-	-	**244.5**
Loans received from non-controlling interest	-	-	-	88.5	**88.5**
Purchase of non-controlling interest	-	-	(4,469.8)	(2,660.9)	**(7,130.7)**
Treasury shares	(81.4)	-	-	-	**(81.4)**
Exercise of employee share options	19.7	-	-	-	**19.7**
Balance as at 30 June 2011	**31,498.9**	**691.7**	**9,411.4**	**1,064.6**	**42,666.6**

United States Dollars

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2010	**4,602.7**	**207.4**	**1,640.6**	**456.4**	**6,907.1**
Total comprehensive (expenses)/income	-	(52.5)	344.0	78.9	**370.4**
Profit for the period	-	-	344.0	83.0	**427.0**
Other comprehensive expenses	-	(52.5)	-	(4.1)	**(56.6)**
Dividends paid	-	-	(73.2)	(2.2)	**(75.4)**
Share-based payments	-	35.5	-	-	**35.5**
Loans received from non-controlling interest	-	-	-	12.9	**12.9**
Purchase of non-controlling interest	-	-	(657.6)	(391.5)	**(1,049.1)**
Treasury shares	(11.8)	-	-	-	**(11.8)**
Exercise of employee share options	2.9	-	-	-	**2.9**
Balance as at 30 June 2011	**4,593.8**	**190.4**	**1,253.8**	**154.5**	**6,192.5**

Statement of cash flows
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter			Six months to	
	June 2012	March 2012	June 2011	June 2012	June 2011
Cash flows from operating activities	**4,194.5**	2,742.2	2,954.2	**6,936.7**	5,736.7
Profit before royalties, tax and non-recurring items	**3,107.6**	3,303.6	2,716.5	**6,411.2**	5,168.6
Non-recurring items	**(135.1)**	(78.9)	(100.6)	**(214.0)**	(183.2)
Amortisation and depreciation	**1,577.0**	1,522.0	1,277.2	**3,099.0**	2,517.2
South Deep BEE dividend paid	**(20.0)**	-	-	**(20.0)**	(21.4)
Change in working capital	**711.0**	(519.0)	47.8	**192.0**	(242.8)
Royalties and taxation paid	**(1,296.3)**	(1,635.6)	(984.9)	**(2,931.9)**	(1,646.9)
Other non-cash items	**250.3**	150.1	(1.8)	**400.4**	145.2
Dividends paid	**(1.9)**	(1,701.5)	(7.3)	**(1,703.4)**	(571.7)
Owners of the parent	**-**	(1,677.3)	-	**(1,677.3)**	(505.8)
Non-controlling interest holders	**(1.9)**	(24.2)	(7.3)	**(26.1)**	(65.9)
Cash flows from investing activities	**(3,362.4)**	(3,488.8)	(8,029.7)	**(6,851.2)**	(11,452.1)
Capital expenditure – additions	**(3,330.0)**	(2,649.7)	(2,285.0)	**(5,979.7)**	(4,353.6)
Capital expenditure – proceeds on disposal	**0.9**	1.7	8.2	**2.6**	16.9
Payment for FSE	**-**	(833.8)	-	**(833.8)**	-
La Cima non-controlling interest buy-out	**-**	(0.1)	(1,242.6)	**(0.1)**	(2,611.0)
Ghana non-controlling interest buy-out	**-**	-	(4,519.7)	**-**	(4,519.7)
Purchase of investments	**(5.5)**	(1.0)	-	**(6.5)**	(0.7)
Proceeds on disposal of investments	**4.3**	4.4	12.0	**8.7**	23.5
Environmental and post-retirement health care payments	**(32.1)**	(10.3)	(2.6)	**(42.4)**	(7.5)
Cash flows from financing activities	**371.2**	1,744.4	2,795.2	**2,115.6**	5,073.0
Loans received	**6,232.3**	1,833.8	3,927.3	**8,066.1**	7,099.1
Loans repaid	**(5,904.9)**	(136.9)	(1,184.6)	**(6,041.8)**	(2,134.3)
Non-controlling interest holders' loans received	**33.6**	45.8	46.6	**79.4**	88.5
Shares issued	**10.2**	1.7	5.9	**11.9**	19.7
Net cash inflow/(outflow)	**1,201.4**	(703.7)	(2,287.6)	**497.7**	(1,214.1)
Translation adjustment	**315.3**	(193.4)	29.4	**121.9**	95.3
Cash at beginning of period	**5,151.9**	6,049.0	6,603.2	**6,049.0**	5,463.8
Cash at end of period	**6,668.6**	5,151.9	4,345.0	**6,668.6**	4,345.0
Cash flow from operating activities less capital expenditure – additions	**864.5**	92.5	669.2	**957.0**	1,383.1

United States Dollars	Quarter			Six months to	
	June 2012	March 2012	June 2011	June 2012	June 2011
Cash flows from operating activities	**514.0**	359.8	435.5	**873.8**	833.1
Profit before royalties, tax and non-recurring items	**384.4**	425.1	399.9	**809.5**	751.2
Non-recurring items	**(16.8)**	(10.2)	(14.8)	**(27.0)**	(26.6)
Amortisation and depreciation	**195.4**	195.9	188.2	**391.3**	365.9
South Deep BEE dividend paid	**(2.5)**	-	-	**(2.5)**	(3.1)
Change in working capital	**91.0**	(66.8)	6.3	**24.2**	(35.3)
Royalties and taxation paid	**(168.8)**	(203.5)	(144.1)	**(372.3)**	(240.1)
Other non-cash items	**31.3**	19.3	-	**50.6**	21.1
Dividends paid	**(0.2)**	(224.5)	(1.1)	**(224.7)**	(83.0)
Owners of the parent	**-**	(221.5)	-	**(221.5)**	(73.2)
Non-controlling interest holders	**(0.2)**	(3.0)	(1.1)	**(3.2)**	(9.8)
Cash flows from investing activities	**(418.2)**	(451.6)	(1,185.1)	**(869.8)**	(1,677.2)
Capital expenditure – additions	**(414.0)**	(341.0)	(336.4)	**(755.0)**	(632.8)
Capital expenditure – proceeds on disposal	**0.1**	0.2	1.3	**0.3**	2.5
Payment for FSE	**-**	(110.0)	-	**(110.0)**	-
La Cima non-controlling interest buy-out	**-**	-	(184.4)	**-**	(382.1)
Ghana non-controlling interest buy-out	**-**	-	(667.0)	**-**	(667.0)
Purchase of investments	**(0.7)**	(0.1)	-	**(0.8)**	(0.1)
Proceeds on disposal of investments	**0.5**	0.6	1.8	**1.1**	3.4
Environmental and post-retirement health care payments	**(4.1)**	(1.3)	(0.4)	**(5.4)**	(1.1)
Cash flows from financing activities	**46.4**	230.0	403.9	**276.4**	734.1
Loans received	**793.0**	241.9	570.0	**1,034.9**	1,028.2
Loans repaid	**(752.0)**	(18.0)	(173.8)	**(770.0)**	(309.9)
Non-controlling interest holders' loans received	**4.1**	5.9	6.8	**10.0**	12.9
Shares issued	**1.3**	0.2	0.9	**1.5**	2.9
Net cash inflow/(outflow)	**142.0**	(86.3)	(346.8)	**55.7**	(193.0)
Translation adjustment	**(26.9)**	22.0	23.2	**(4.9)**	14.1
Cash at beginning of period	**679.7**	744.0	954.2	**744.0**	809.5
Cash at end of period	**794.8**	679.7	630.6	**794.8**	630.6
Cash flow from operating activities less capital expenditure – additions	**100.0**	18.8	99.1	**118.8**	200.3

Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand		Quarter			Six months to	
	June 2012	March 2012	June 2011	**June 2012**	June 2011
Net earnings	**1,606.4**	2,081.7	1,266.8	**3,688.1**	2,367.2
(Profit)/loss on sale of assets	**(0.7)**	(1.7)	2.4	**(2.4)**	3.7
Taxation effect on sale of assets	**0.4**	0.3	(0.3)	**0.7**	(0.6)
Impairment of investments and assets	**73.9**	17.3	1.2	**91.2**	1.2
Headline earnings	**1,680.0**	2,097.6	1,270.1	**3,777.6**	2,371.5
Headline earnings per share – cents	**230**	290	176	**520**	329
Based on headline earnings as given above divided by 728,425,816 (March 2012 – 723,776,008 and June 2011 – 721,981,479) being the weighted average number of ordinary shares in issue.					

United States Dollars		Quarter			Six months to	
	June 2012	March 2012	June 2011	**June 2012**	June 2011
Net earnings	**198.0**	267.8	186.3	**465.8**	344.0
(Profit)/loss on sale of assets	**(0.1)**	(0.2)	0.3	**(0.3)**	0.5
Taxation effect on sale of assets	**-**	0.1	(0.1)	**0.1**	(0.1)
Impairment of investments and assets	**9.3**	2.2	0.2	**11.5**	0.2
Headline earnings	**207.2**	269.9	186.7	**477.1**	344.6
Headline earnings per share – cents	**29**	37	26	**66**	48
Based on headline earnings as given above divided by 728,425,816 (March 2012 – 723,776,008 and June 2011 – 721,981,479) being the weighted average number of ordinary shares in issue.					

Hedging / Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

South Africa forward exchange contracts*

- There were no contracts outstanding at the end of June 2012.

* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.

Debt maturity ladder

Figures are in millions unless otherwise stated

	31 Dec 2012	31 Dec 2013	31 Dec 2014	1 Jan 2015 to 31 Dec 2020	Total
Committed loan facilities (including US$ bond)					
Rand million	1,000.0	500.0	-	2,000.0	**3,500.0**
US dollar million	20.0	48.0	75.0	2,518.2	**2,661.2**
Dollar debt translated to rand	167.8	402.7	629.3	21,128.0	**22,327.8**
Total (R'm)	**1,167.8**	**902.7**	**629.3**	**23,128.0**	**25,827.8**
Utilisation – Committed loan facilities (including US$ bond)					
Rand million	-	-	-	1,000.0	**1,000.0**
US dollar million	20.0	48.0	75.0	1,898.2	**2,041.2**
Dollar debt translated to rand	167.8	402.7	629.3	15,926.2	**17,126.0**
Total (R'm)	**167.8**	**402.7**	**629.3**	**16,926.2**	**18,126.0**
Long-term loans per balance sheet (R'm)					**17,723.3**
Current portion of long-term loans per balance sheet (R'm)					**402.7**
Total loans per balance sheet (R'm)					**18,126.0**

Exchange rate: US$1 = R8.39 being the closing rate at the end of the June 2012 quarter.

Operating and financial results

South African Rand		Total Mine Operations	South Africa Region			
			Total	KDC	Beatrix	South Deep
Operating Results						
Ore milled/treated (000 tonnes)	**June 2012**	**14,339**	**3,829**	**2,396**	**894**	**539**
	March 2012	14,848	3,942	2,515	988	439
	Year to date	29,187	7,771	4,911	1,882	978
Yield (grams per tonne)	**June 2012**	**1.9**	**3.6**	**3.6**	**2.8**	**4.5**
	March 2012	1.8	3.1	3.1	2.5	4.2
	Year to date	1.8	3.3	3.4	2.6	4.3
Gold produced (kilograms)	**June 2012**	**27,524**	**13,595**	**8,698**	**2,477**	**2,420**
	March 2012	26,468	12,051	7,765	2,462	1,824
	Year to date	53,992	25,646	16,463	4,939	4,244
Gold sold (kilograms)	**June 2012**	**27,407**	**13,595**	**8,698**	**2,477**	**2,420**
	March 2012	26,718	12,051	7,765	2,462	1,824
	Year to date	54,125	25,646	16,463	4,939	4,244
Gold price received (Rand per kilogram)	**June 2012**	**414,642**	**421,846**	**421,223**	**422,891**	**423,017**
	March 2012	419,433	418,654	418,364	419,171	419,189
	Year to date	417,007	420,346	419,875	421,037	421,371
Total cash cost (Rand per kilogram)	**June 2012**	**220,546**	**248,503**	**242,596**	**273,436**	**244,215**
	March 2012	217,434	264,069	255,480	260,114	305,976
	Year to date	219,010	255,818	248,673	266,795	270,759
Notional cash expenditure (Rand per kilogram)	**June 2012**	**333,854**	**353,733**	**311,163**	**347,679**	**512,934**
	March 2012	316,582	372,218	322,421	308,570	670,121
	Year to date	325,387	362,419	316,473	328,184	580,490
Operating costs (Rand per tonne)	**June 2012**	**423**	**874**	**866**	**753**	**1,111**
	March 2012	394	804	784	638	1,292
	Year to date	409	838	824	693	1,192
Financial Results (Rand million)						
Revenue	**June 2012**	**11,364.1**	**5,735.0**	**3,663.8**	**1,047.5**	**1,023.7**
	March 2012	11,206.4	5,045.2	3,248.6	1,032.0	764.6
	Year to date	22,570.5	10,780.2	6,912.4	2,079.5	1,788.3
Net operating costs	**June 2012**	**(5,973.1)**	**(3,345.7)**	**(2,073.8)**	**(673.2)**	**(598.7)**
	March 2012	(5,773.8)	(3,168.4)	(1,970.8)	(630.2)	(567.4)
	Year to date	(11,746.9)	(6,514.1)	(4,044.6)	(1,303.4)	(1,166.1)
- Operating costs	**June 2012**	**(6,067.0)**	**(3,345.7)**	**(2,073.8)**	**(673.2)**	**(598.7)**
	March 2012	(5,857.3)	(3,168.4)	(1,970.8)	(630.2)	(567.4)
	Year to date	(11,924.3)	(6,514.1)	(4,044.6)	(1,303.4)	(1,166.1)
- Gold inventory change	**June 2012**	**93.9**	**-**	**-**	**-**	**-**
	March 2012	83.5	-	-	-	-
	Year to date	177.4	-	-	-	-
Operating profit	**June 2012**	**5,391.0**	**2,389.3**	**1,590.0**	**374.3**	**425.0**
	March 2012	5,432.6	1,876.8	1,277.8	401.8	197.2
	Year to date	10,823.6	4,266.1	2,867.8	776.1	622.2
Amortisation of mining assets	**June 2012**	**(1,540.0)**	**(793.9)**	**(489.1)**	**(140.4)**	**(164.4)**
	March 2012	(1,485.7)	(697.5)	(404.4)	(145.0)	(148.1)
	Year to date	(3,025.7)	(1,491.4)	(893.5)	(285.4)	(312.5)
Net operating profit	**June 2012**	**3,851.0**	**1,595.4**	**1,100.9**	**233.9**	**260.6**
	March 2012	3,946.9	1,179.3	873.4	256.8	49.1
	Year to date	7,797.9	2,774.7	1,974.3	490.7	309.7
Other expenses	**June 2012**	**(241.7)**	**(95.0)**	**(61.3)**	**(14.1)**	**(19.6)**
	March 2012	(135.7)	(80.2)	(47.6)	(12.9)	(19.7)
	Year to date	(377.4)	(175.2)	(108.9)	(27.0)	(39.3)
Profit before royalties and taxation	**June 2012**	**3,609.3**	**1,500.4**	**1,039.6**	**219.8**	**241.0**
	March 2012	3,811.2	1,099.1	825.8	243.9	29.4
	Year to date	7,420.5	2,599.5	1,865.4	463.7	270.4
Royalties, mining and income taxation	**June 2012**	**(1,261.8)**	**(490.5)**	**(346.0)**	**(71.5)**	**(73.0)**
	March 2012	(1,052.0)	665.6	496.7	152.1	16.8
	Year to date	(2,313.8)	175.1	150.7	80.6	(56.2)
- Normal taxation	**June 2012**	**(712.4)**	**(247.7)**	**(206.7)**	**(41.0)**	**-**
	March 2012	(758.3)	(201.0)	(141.5)	(59.5)	-
	Year to date	(1,470.7)	(448.7)	(348.2)	(100.5)	-
- Royalties	**June 2012**	**(332.9)**	**(115.6)**	**(89.8)**	**(20.7)**	**(5.1)**
	March 2012	(318.3)	(93.8)	(64.6)	(25.4)	(3.8)
	Year to date	(651.2)	(209.4)	(154.4)	(46.1)	(8.9)
- Deferred taxation	**June 2012**	**(216.5)**	**(127.2)**	**(49.5)**	**(9.8)**	**(67.9)**
	March 2012	24.6	960.4	702.8	237.0	20.6
	Year to date	(191.9)	833.2	653.3	227.2	(47.3)
Profit before non-recurring items	**June 2012**	**2,347.5**	**1,009.9**	**693.6**	**148.3**	**168.0**
	March 2012	2,759.2	1,764.7	1,322.5	396.0	46.2
	Year to date	5,106.7	2,774.6	2,016.1	544.3	214.2
Non-recurring items	**June 2012**	**(57.5)**	**(41.0)**	**(13.9)**	**(2.3)**	**(24.8)**
	March 2012	(68.4)	(52.6)	(30.0)	(2.9)	(19.7)
	Year to date	(125.9)	(93.6)	(43.9)	(5.2)	(44.5)
Net profit	**June 2012**	**2,290.0**	**968.9**	**679.7**	**146.0**	**143.2**
	March 2012	2,690.8	1,712.1	1,292.5	393.1	26.5
	Year to date	4,980.8	2,681.0	1,972.2	539.1	169.7
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation	**June 2012**	**2,372.9**	**997.8**	**689.6**	**147.6**	**160.6**
	March 2012	2,741.0	1,749.2	1,313.7	395.2	40.3
	Year to date	5,113.9	2,747.0	2,003.3	542.8	200.9
Capital expenditure	**June 2012**	**(3,122.0)**	**(1,463.3)**	**(632.7)**	**(188.0)**	**(642.6)**
	March 2012	(2,522.0)	(1,317.2)	(532.8)	(129.5)	(654.9)
	Year to date	(5,644.0)	(2,780.5)	(1,165.5)	(317.5)	(1,297.5)

Operating and financial results

South African Rand		West Africa Region			South America Region	Australasia Region[#]		
		Ghana			Peru	Australia		
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating Results								
Ore milled/treated (000 tonnes)	**June 2012**	**6,826**	**5,893**	**933**	**1,668**	**2,016**	**1,761**	**255**
	March 2012	7,233	6,013	1,220	1,676	1,997	1,773	224
	Year to date	14,059	11,906	2,153	3,344	4,013	3,534	479
Yield (grams per tonne)	**June 2012**	**1.0**	**0.9**	**1.3**	**1.6**	**2.3**	**2.0**	**4.5**
	March 2012	1.0	1.0	1.1	1.4	2.5	2.1	5.1
	Year to date	1.0	0.9	1.2	1.5	2.4	2.0	4.8
Gold produced (kilograms)	**June 2012**	**6,672**	**5,485**	**1,187**	**2,642**	**4,615**	**3,459**	**1,156**
	March 2012	7,144	5,765	1,379	2,379	4,894	3,743	1,151
	Year to date	13,816	11,250	2,566	5,021	9,509	7,202	2,307
Gold sold (kilograms)	**June 2012**	**6,672**	**5,485**	**1,187**	**2,525**	**4,615**	**3,459**	**1,156**
	March 2012	7,144	5,765	1,379	2,629	4,894	3,743	1,151
	Year to date	13,816	11,250	2,566	5,154	9,509	7,202	2,307
Gold price received (Rand per kilogram)	**June 2012**	**418,870**	**418,979**	**418,366**	**355,168**	**419,848**	**420,266**	**418,599**
	March 2012	419,751	419,289	421,682	421,149	419,963	420,732	417,463
	Year to date	419,325	419,138	420,148	388,824	419,907	420,508	418,032
Total cash cost (Rand per kilogram)	**June 2012**	**187,080**	**171,759**	**257,877**	**125,030**	**238,830**	**238,306**	**240,398**
	March 2012	160,442	148,760	209,282	133,359	230,956	226,743	244,657
	Year to date	173,306	159,973	231,761	129,278	234,778	232,297	242,523
Notional cash expenditure (Rand per kilogram)	**June 2012**	**302,998**	**267,657**	**466,302**	**183,460**	**406,002**	**409,569**	**395,329**
	March 2012	256,467	228,760	372,299	186,045	330,793	327,358	341,964
	Year to date	278,937	247,724	415,783	184,684	367,294	366,843	368,704
Operating costs (Rand per tonne)	**June 2012**	**192**	**168**	**343**	**192**	**543**	**460**	**1,112**
	March 2012	173	158	248	186	563	464	1,346
	Year to date	182	163	289	189	553	462	1,222
Financial Results (Rand million)								
Revenue	**June 2012**	**2,794.7**	**2,298.1**	**496.6**	**896.8**	**1,937.6**	**1,453.7**	**483.9**
	March 2012	2,998.7	2,417.2	581.5	1,107.2	2,055.3	1,574.8	480.5
	Year to date	5,793.4	4,715.3	1,078.1	2,004.0	3,992.9	3,028.5	964.4
Net operating costs	**June 2012**	**(1,224.4)**	**(916.5)**	**(307.9)**	**(281.5)**	**(1,121.5)**	**(837.0)**	**(284.5)**
	March 2012	(1,103.9)	(824.6)	(279.3)	(341.4)	(1,160.1)	(867.5)	(292.6)
	Year to date	(2,328.3)	(1,741.1)	(587.2)	(622.9)	(2,281.6)	(1,704.5)	(577.1)
- Operating costs	**June 2012**	**(1,307.7)**	**(988.0)**	**(319.7)**	**(319.6)**	**(1,094.0)**	**(810.4)**	**(283.6)**
	March 2012	(1,253.1)	(950.2)	(302.9)	(310.9)	(1,124.9)	(823.3)	(301.6)
	Year to date	(2,560.8)	(1,938.2)	(622.6)	(630.5)	(2,218.9)	(1,633.7)	(585.2)
- Gold inventory change	**June 2012**	**83.3**	**71.5**	**11.8**	**38.1**	**(27.5)**	**(26.6)**	**(0.9)**
	March 2012	149.2	125.6	23.6	(30.5)	(35.2)	(44.2)	9.0
	Year to date	232.5	197.1	35.4	7.6	(62.7)	(70.8)	8.1
Operating profit	**June 2012**	**1,570.3**	**1,381.6**	**188.7**	**615.3**	**816.1**	**616.7**	**199.4**
	March 2012	1,894.8	1,592.6	302.2	765.8	895.2	707.3	187.9
	Year to date	3,465.1	2,974.2	490.9	1,381.1	1,711.3	1,324.0	387.3
Amortisation of mining assets	**June 2012**	**(287.6)**	**(233.9)**	**(53.7)**	**(91.5)**	**(367.0)**		
	March 2012	(296.1)	(238.9)	(57.2)	(100.0)	(392.1)		
	Year to date	(583.7)	(472.8)	(110.9)	(191.5)	(759.1)		
Net operating profit	**June 2012**	**1,282.7**	**1,147.7**	**135.0**	**523.8**	**449.1**		
	March 2012	1,598.7	1,353.7	245.0	665.8	503.1		
	Year to date	2,881.4	2,501.4	380.0	1,189.6	952.2		
Other expenses	**June 2012**	**(69.1)**	**(51.1)**	**(18.0)**	**(58.1)**	**(19.5)**		
	March 2012	(56.9)	(40.7)	(16.2)	1.9	(0.5)		
	Year to date	(126.0)	(91.8)	(34.2)	(56.2)	(20.0)		
Profit before royalties and taxation	**June 2012**	**1,213.6**	**1,096.6**	**117.0**	**465.7**	**429.6**		
	March 2012	1,541.8	1,313.0	228.8	667.7	502.6		
	Year to date	2,755.4	2,409.6	345.8	1,133.4	932.2		
Royalties, mining and income taxation	**June 2012**	**(528.4)**	**(469.7)**	**(58.7)**	**(82.1)**	**(160.8)**		
	March 2012	(1,259.4)	(1,091.3)	(168.1)	(268.2)	(190.0)		
	Year to date	(1,787.8)	(1,561.0)	(226.8)	(350.3)	(350.8)		
- Normal taxation	**June 2012**	**(326.4)**	**(317.1)**	**(9.3)**	**(138.3)**	**-**		
	March 2012	(359.0)	(321.0)	(38.0)	(198.3)			
	Year to date	(685.4)	(638.1)	(47.3)	(336.6)	**-**		
- Royalties	**June 2012**	**(139.7)**	**(114.9)**	**(24.8)**	**(32.8)**	**(44.8)**		
	March 2012	(150.0)	(120.9)	(29.1)	(22.5)	(52.0)		
	Year to date	(289.7)	(235.8)	(53.9)	(55.3)	(96.8)		
- Deferred taxation	**June 2012**	**(62.3)**	**(37.7)**	**(24.6)**	**89.0**	**(116.0)**		
	March 2012	(750.4)	(649.4)	(101.0)	(47.4)	(138.0)		
	Year to date	(812.7)	(687.1)	(125.6)	41.6	(254.0)		
Profit before non-recurring items	**June 2012**	**685.2**	**626.9**	**58.3**	**383.6**	**268.8**		
	March 2012	282.4	221.7	60.7	399.5	312.6		
	Year to date	967.6	848.6	119.0	783.1	581.4		
Non-recurring items	**June 2012**	**(10.8)**	**(1.6)**	**(9.2)**	**0.1**	**(5.8)**		
	March 2012	(9.2)	-	(9.2)	(6.8)	0.2		
	Year to date	(20.0)	(1.6)	(18.4)	(6.7)	(5.6)		
Net profit	**June 2012**	**674.4**	**625.3**	**49.1**	**383.7**	**263.0**		
	March 2012	273.2	221.7	51.5	392.7	312.8		
	Year to date	947.6	847.0	100.6	776.4	575.8		
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation	**June 2012**	**704.0**	**643.8**	**60.2**	**408.6**	**262.5**		
	March 2012	291.8	231.2	60.6	386.8	313.2		
	Year to date	995.8	875.0	120.8	795.4	575.7		
Capital expenditure	**June 2012**	**(713.9)**	**(480.1)**	**(233.8)**	**(165.1)**	**(779.7)**	**(606.3)**	**(173.4)**
	March 2012	(579.1)	(368.6)	(210.5)	(131.7)	(494.0)	(402.0)	(92.0)
	Year to date	(1,293.0)	(848.7)	(444.3)	(296.8)	(1,273.7)	(1,008.3)	(265.4)

[#] As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results

United States Dollars		Total Mine Operations	South Africa Region			
			Total	KDC	Beatrix	South Deep
Operating Results						
Ore milled/treated (000 tonnes)	**June 2012**	**14,339**	**3,829**	**2,396**	**894**	**539**
	March 2012	14,848	3,942	2,515	988	439
	Year to date	29,187	7,771	4,911	1,882	978
Yield (ounces per tonne)	**June 2012**	**0.062**	**0.114**	**0.117**	**0.089**	**0.144**
	March 2012	0.057	0.098	0.099	0.080	0.134
	Year to date	0.059	0.106	0.108	0.084	0.140
Gold produced (000 ounces)	**June 2012**	**884.9**	**437.1**	**279.6**	**79.6**	**77.8**
	March 2012	851.0	387.4	249.7	79.2	58.6
	Year to date	1,735.9	824.6	529.3	158.8	136.4
Gold sold (000 ounces)	**June 2012**	**881.2**	**437.1**	**279.6**	**79.6**	**77.8**
	March 2012	859.0	387.4	249.7	79.2	58.6
	Year to date	1,740.2	824.6	529.3	158.8	136.4
Gold price received (dollars per ounce)	**June 2012**	**1,600**	**1,628**	**1,625**	**1,632**	**1,632**
	March 2012	1,679	1,676	1,675	1,678	1,678
	Year to date	1,638	1,651	1,649	1,653	1,655
Total cash cost (dollars per ounce)	**June 2012**	**851**	**959**	**936**	**1,055**	**942**
	March 2012	870	1,057	1,023	1,041	1,225
	Year to date	860	1,005	977	1,048	1,063
Notional cash expenditure (dollars per ounce)	**June 2012**	**1,288**	**1,365**	**1,201**	**1,342**	**1,979**
	March 2012	1,267	1,490	1,291	1,235	2,683
	Year to date	1,278	1,423	1,243	1,289	2,280
Operating costs (dollars per tonne)	**June 2012**	**52**	**108**	**107**	**93**	**138**
	March 2012	51	103	101	82	166
	Year to date	52	106	104	87	151
Financial Results ($ million)						
Revenue	**June 2012**	**1,407.5**	**711.8**	**454.7**	**129.7**	**127.4**
	March 2012	1,442.3	649.3	418.1	132.8	98.4
	Year to date	2,849.8	1,361.1	872.8	262.6	225.8
Net operating costs	**June 2012**	**(740.1)**	**(414.7)**	**(257.0)**	**(83.5)**	**(74.2)**
	March 2012	(743.1)	(407.8)	(253.6)	(81.1)	(73.0)
	Year to date	(1,483.2)	(822.5)	(510.7)	(164.6)	(147.2)
- Operating costs	**June 2012**	**(751.8)**	**(414.7)**	**(257.0)**	**(83.5)**	**(74.2)**
	March 2012	(753.8)	(407.8)	(253.6)	(81.1)	(73.0)
	Year to date	(1,505.6)	(822.5)	(510.7)	(164.6)	(147.2)
- Gold inventory change	**June 2012**	**11.7**	**-**	**-**	**-**	**-**
	March 2012	10.7	-	-	-	-
	Year to date	22.4	-	-	-	-
Operating profit	**June 2012**	**667.4**	**297.1**	**197.6**	**46.3**	**53.2**
	March 2012	699.2	241.5	164.5	51.7	25.4
	Year to date	1,366.6	538.6	362.1	98.0	78.6
Amortisation of mining assets	**June 2012**	**(190.8)**	**(98.5)**	**(60.8)**	**(17.4)**	**(20.4)**
	March 2012	(191.2)	(89.8)	(52.0)	(18.7)	(19.1)
	Year to date	(382.0)	(188.3)	(112.8)	(36.0)	(39.5)
Net operating profit	**June 2012**	**476.6**	**198.6**	**136.9**	**28.9**	**32.8**
	March 2012	508.0	151.8	112.4	33.1	6.3
	Year to date	984.6	350.3	249.3	62.0	39.1
Other expenses	**June 2012**	**(30.2)**	**(11.8)**	**(7.6)**	**(1.7)**	**(2.4)**
	March 2012	(17.5)	(10.3)	(6.1)	(1.7)	(2.5)
	Year to date	(47.7)	(22.1)	(13.8)	(3.4)	(5.0)
Profit before royalties and taxation	**June 2012**	**446.4**	**186.8**	**129.2**	**27.2**	**30.4**
	March 2012	490.5	141.5	106.3	31.4	3.8
	Year to date	936.9	328.2	235.5	58.5	34.1
Royalties, mining and income taxation	**June 2012**	**(156.8)**	**(63.6)**	**(44.9)**	**(9.4)**	**(9.3)**
	March 2012	(135.4)	85.7	63.9	19.6	2.2
	Year to date	(292.1)	22.1	19.0	10.2	(7.1)
- Normal taxation	**June 2012**	**(88.1)**	**(30.8)**	**(25.8)**	**(5.0)**	**-**
	March 2012	(97.6)	(25.9)	(18.2)	(7.7)	-
	Year to date	(185.7)	(56.7)	(44.0)	(12.7)	-
- Royalties	**June 2012**	**(41.3)**	**(14.4)**	**(11.2)**	**(2.6)**	**(0.6)**
	March 2012	(41.0)	(12.1)	(8.3)	(3.3)	(0.5)
	Year to date	(82.2)	(26.4)	(19.5)	(5.8)	(1.1)
- Deferred taxation	**June 2012**	**(27.4)**	**(18.4)**	**(8.0)**	**(1.8)**	**(8.6)**
	March 2012	3.2	123.6	90.5	30.5	2.7
	Year to date	(24.2)	105.2	82.5	28.7	(6.0)
Profit before non-recurring items	**June 2012**	**289.7**	**123.2**	**84.4**	**17.8**	**21.1**
	March 2012	355.1	227.1	170.2	51.0	5.9
	Year to date	644.8	350.3	254.6	68.7	27.0
Non-recurring items	**June 2012**	**(7.1)**	**(5.0)**	**(1.7)**	**(0.3)**	**(3.1)**
	March 2012	(8.8)	(6.8)	(3.9)	(0.4)	(2.5)
	Year to date	(15.9)	(11.8)	(5.5)	(0.7)	(5.6)
Net profit	**June 2012**	**282.6**	**118.2**	**82.7**	**17.5**	**18.0**
	March 2012	346.3	220.3	166.3	50.6	3.4
	Year to date	628.9	338.5	249.0	68.1	21.4
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation	**June 2012**	**292.9**	**121.7**	**83.9**	**17.7**	**20.2**
	March 2012	352.8	225.1	169.1	50.9	5.2
	Year to date	645.7	346.8	252.9	68.5	25.4
Capital expenditure	**June 2012**	**(388.0)**	**(181.5)**	**(78.6)**	**(23.4)**	**(79.5)**
	March 2012	(324.6)	(169.5)	(68.6)	(16.7)	(84.3)
	Year to date	(712.6)	(351.1)	(147.2)	(40.1)	(163.8)

Average exchange rates were US$1 = R8.06 and US$1 = R7.77 for the June 2012 and March 2012 quarters respectively.
The Australian dollar exchange rates were A$1 = R8.16 and A$1 = R8.19 for the June 2012 and March 2012 quarters respectively.

Operating and financial results

United States Dollars		West Africa Region			South America Region	Australasia Region			Australian Dollars		
		Ghana			Peru	Australia [#]			Australasia Region [#]		
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	Total	St Ives	Agnew
Operating Results											
Ore milled/treated	**June 2012**	**6,826**	**5,893**	**933**	**1,668**	**2,016**	**1,761**	**255**	**2,016**	**1,761**	**255**
(000 tonnes)	March 2012	7,233	6,013	1,220	1,676	1,997	1,773	224	1,997	1,773	224
	Year to date	14,059	11,906	2,153	3,344	4,013	3,534	479	4,013	3,534	479
Yield (ounces per tonne)	**June 2012**	**0.031**	**0.030**	**0.041**	**0.051**	**0.074**	**0.063**	**0.146**	**0.074**	**0.063**	**0.146**
	March 2012	0.032	0.031	0.036	0.046	0.079	0.068	0.165	0.079	0.068	0.165
	Year to date	0.032	0.030	0.038	0.048	0.076	0.066	0.155	0.076	0.066	0.155
Gold produced (000 ounces)	**June 2012**	**214.5**	**176.3**	**38.2**	**84.9**	**148.4**	**111.2**	**37.2**	**148.4**	**111.2**	**37.2**
	March 2012	229.7	185.3	44.3	76.5	157.3	120.3	37.0	157.3	120.3	37.0
	Year to date	444.2	361.7	82.5	161.4	305.7	231.5	74.2	305.7	231.5	74.2
Gold sold (000 ounces)	**June 2012**	**214.5**	**176.3**	**38.2**	**81.2**	**148.4**	**111.2**	**37.2**	**148.4**	**111.2**	**37.2**
	March 2012	229.7	185.3	44.3	84.5	157.3	120.3	37.0	157.3	120.3	37.0
	Year to date	444.2	361.7	82.5	165.7	305.7	231.5	74.2	305.7	231.5	74.2
Gold price received	**June 2012**	**1,616**	**1,617**	**1,614**	**1,371**	**1,620**	**1,622**	**1,615**	**1,600**	**1,602**	**1,596**
(dollars per ounce)	March 2012	1,680	1,678	1,688	1,686	1,681	1,684	1,671	1,595	1,598	1,585
	Year to date	1,647	1,646	1,650	1,527	1,649	1,651	1,642	1,597	1,599	1,590
Total cash cost	**June 2012**	**722**	**663**	**995**	**482**	**922**	**920**	**928**	**910**	**908**	**916**
(dollars per ounce)	March 2012	642	595	838	534	925	908	979	877	861	929
	Year to date	681	628	910	508	922	912	952	893	883	922
Notional cash expenditure	**June 2012**	**1,169**	**1,033**	**1,799**	**708**	**1,567**	**1,581**	**1,526**	**1,548**	**1,561**	**1,507**
(dollars per ounce)	March 2012	1,027	916	1,490	745	1,324	1,310	1,369	1,256	1,243	1,299
	Year to date	1,095	973	1,633	725	1,442	1,441	1,448	1,397	1,395	1,402
Operating costs	**June 2012**	**24**	**21**	**43**	**24**	**67**	**57**	**138**	**67**	**56**	**136**
(dollars per tonne)	March 2012	22	20	32	24	72	60	173	69	57	164
	Year to date	23	21	37	24	70	58	154	68	57	149
Financial Results ($ million)											
Revenue	**June 2012**	**345.6**	**284.3**	**61.3**	**110.5**	**239.6**	**179.7**	**59.9**	**237.2**	**177.9**	**59.2**
	March 2012	385.9	311.1	74.8	142.5	264.5	202.7	61.8	251.0	192.3	58.7
	Year to date	731.5	595.4	136.1	253.0	504.2	382.4	121.8	488.1	370.2	117.9
Net operating costs	**June 2012**	**(151.9)**	**(113.7)**	**(38.2)**	**(34.7)**	**(138.8)**	**(103.6)**	**(35.2)**	**(137.3)**	**(102.5)**	**(34.8)**
	March 2012	(142.1)	(106.1)	(35.9)	(43.9)	(149.3)	(111.6)	(37.7)	(141.6)	(105.9)	(35.7)
	Year to date	(294.0)	(219.8)	(74.1)	(78.6)	(288.1)	(215.2)	(72.9)	(278.9)	(208.4)	(70.6)
- Operating costs	**June 2012**	**(162.1)**	**(122.4)**	**(39.6)**	**(39.6)**	**(135.4)**	**(100.3)**	**(35.1)**	**(133.9)**	**(99.2)**	**(34.7)**
	March 2012	(161.3)	(122.3)	(39.0)	(40.0)	(144.8)	(106.0)	(38.8)	(137.4)	(100.5)	(36.8)
	Year to date	(323.3)	(244.7)	(78.6)	(79.6)	(280.2)	(206.3)	(73.9)	(271.3)	(199.7)	(71.5)
- Gold inventory change	**June 2012**	**10.2**	**8.7**	**1.4**	**4.9**	**(3.4)**	**(3.3)**	**(0.1)**	**(3.4)**	**(3.3)**	**(0.1)**
	March 2012	19.2	16.2	3.0	(3.9)	(4.5)	(5.7)	1.2	(4.3)	(5.4)	1.1
	Year to date	29.4	24.9	4.5	1.0	(7.9)	(8.9)	1.0	(7.7)	(8.7)	1.0
Operating profit	**June 2012**	**193.7**	**170.6**	**23.1**	**75.8**	**100.9**	**76.1**	**24.7**	**99.9**	**75.5**	**24.4**
	March 2012	243.9	205.0	38.9	98.6	115.2	91.0	24.2	109.3	86.4	22.9
	Year to date	437.5	375.5	62.0	174.4	216.1	167.2	48.9	209.2	161.9	47.3
Amortisation of mining assets	**June 2012**	**(35.6)**	**(29.0)**	**(6.6)**	**(11.3)**	**(45.4)**			**(44.9)**		
	March 2012	(38.1)	(30.7)	(7.4)	(12.9)	(50.5)			(47.9)		
	Year to date	(73.7)	(59.7)	(14.0)	(24.2)	(95.8)			(92.8)		
Net operating profit	**June 2012**	**158.1**	**141.6**	**16.4**	**64.5**	**55.5**			**55.0**		
	March 2012	205.8	174.2	31.5	85.7	64.7			61.4		
	Year to date	363.8	315.8	48.0	150.2	120.2			116.4		
Other expenses	**June 2012**	**(8.6)**	**(6.4)**	**(2.2)**	**(7.3)**	**(2.5)**			**(2.4)**		
	March 2012	(7.3)	(5.2)	(2.1)	0.2	(0.1)			(0.1)		
	Year to date	(15.9)	(11.6)	(4.3)	(7.1)	(2.5)			(2.4)		
Profit before royalties and taxation	**June 2012**	**149.5**	**135.3**	**14.2**	**57.2**	**53.0**			**52.6**		
	March 2012	198.4	169.0	29.4	85.9	64.7			61.4		
	Year to date	347.9	304.2	43.7	143.1	117.7			114.0		
Royalties, mining and income taxation	**June 2012**	**(63.6)**	**(56.6)**	**(7.0)**	**(9.7)**	**(19.8)**			**(19.7)**		
	March 2012	(162.1)	(140.5)	(21.6)	(34.5)	(24.5)			(23.2)		
	Year to date	(225.7)	(197.1)	(28.6)	(44.2)	(44.3)			(42.9)		
- Normal taxation	**June 2012**	**(40.3)**	**(39.3)**	**(1.1)**	**(17.0)**	**-**			**-**		
	March 2012	(46.2)	(41.3)	(4.9)	(25.5)	-			-		
	Year to date	(86.5)	(80.6)	(6.0)	(42.5)	-			-		
- Royalties	**June 2012**	**(17.3)**	**(14.2)**	**(3.1)**	**(4.1)**	**(5.5)**			**(5.5)**		
	March 2012	(19.3)	(15.6)	(3.7)	(2.9)	(6.7)			(6.3)		
	Year to date	(36.6)	(29.8)	(6.8)	(7.0)	(12.2)			(11.8)		
- Deferred taxation	**June 2012**	**(6.0)**	**(3.2)**	**(2.9)**	**11.4**	**(14.3)**			**(14.2)**		
	March 2012	(96.6)	(83.6)	(13.0)	(6.1)	(17.8)			(16.8)		
	Year to date	(102.6)	(86.8)	(15.9)	5.3	(32.1)			(31.1)		
Profit before non-recurring items	**June 2012**	**85.8**	**78.6**	**7.2**	**47.5**	**33.2**			**32.9**		
	March 2012	36.3	28.5	7.8	51.4	40.2			38.2		
	Year to date	122.2	107.1	15.0	98.9	73.4			71.1		
Non-recurring items	**June 2012**	**(1.3)**	**(0.2)**	**(1.1)**	**-**	**(0.7)**			**(0.7)**		
	March 2012	(1.2)	-	(1.2)	(0.9)	-			-		
	Year to date	(2.5)	(0.2)	(2.3)	(0.8)	(0.7)			(0.7)		
Net profit	**June 2012**	**84.5**	**78.4**	**6.1**	**47.5**	**32.4**			**32.2**		
	March 2012	35.2	28.5	6.6	50.5	40.3			38.2		
	Year to date	119.6	106.9	12.7	98.0	72.7			70.4		
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation	**June 2012**	**88.2**	**80.7**	**7.5**	**50.6**	**32.4**			**32.1**		
	March 2012	37.6	29.8	7.8	49.8	40.3			38.2		
	Year to date	125.7	110.5	15.3	100.4	72.7			70.4		
Capital expenditure	**June 2012**	**(88.7)**	**(59.7)**	**(29.0)**	**(20.5)**	**(97.2)**	**(75.6)**	**(21.7)**	**(95.4)**	**(74.2)**	**(21.2)**
	March 2012	(74.5)	(47.4)	(27.1)	(16.9)	(63.6)	(51.7)	(11.8)	(60.3)	(49.1)	(11.2)
	Year to date	(163.3)	(107.2)	(56.1)	(37.5)	(160.8)	(127.3)	(33.5)	(155.7)	(123.3)	(32.4)

[#] As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

Total cash cost
Gold Industry Standards Basis

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	South Africa Region				West Africa Region			South America Region	Australasia Region		
								Ghana		Peru		Australia	
			Total	KDC	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating costs[1]	June 2012	(6,067.0)	(3,345.7)	(2,073.8)	(673.2)	(598.7)	(1,307.7)	(988.0)	(319.7)	(319.6)	(1,094.0)	(810.4)	(283.6)
	March 2012	(5,857.3)	(3,168.4)	(1,970.8)	(630.2)	(567.4)	(1,253.1)	(950.2)	(302.9)	(310.9)	(1,124.9)	(823.3)	(301.6)
	Year to date	(11,924.3)	(6,514.1)	(4,044.6)	(1,303.4)	(1,166.1)	(2,560.8)	(1,938.2)	(622.6)	(630.5)	(2,218.9)	(1,633.7)	(585.2)
Gold-in-process and	June 2012	97.2	-	-	-	-	85.2	70.6	14.6	30.5	(18.5)	(19.4)	0.9
inventory change*	March 2012	83.9	-	-	-	-	132.9	116.6	16.3	(22.2)	(26.8)	(32.4)	5.6
	Year to date	181.1	-	-	-	-	218.1	187.2	30.9	8.3	(45.3)	(51.8)	6.5
Less:	June 2012	(31.6)	(14.4)	(8.8)	(3.6)	(2.0)	(7.9)	(6.3)	(1.6)	(2.1)	(7.2)	(5.8)	(1.4)
Rehabilitation costs	March 2012	(33.3)	(14.4)	(8.8)	(3.6)	(2.0)	(9.7)	(8.1)	(1.6)	(2.0)	(7.2)	(5.8)	(1.4)
	Year to date	(64.9)	(28.8)	(17.6)	(7.2)	(4.0)	(17.6)	(14.4)	(3.2)	(4.1)	(14.4)	(11.6)	(2.8)
General and admin	June 2012	(226.6)	(68.5)	(44.7)	(13.0)	(10.8)	(106.1)	(83.9)	(22.2)	(4.1)	(47.9)	(33.4)	(14.5)
	March 2012	(249.0)	(65.5)	(42.8)	(11.6)	(11.1)	(114.3)	(88.8)	(25.5)	(3.0)	(66.2)	(42.2)	(24.0)
	Year to date	(475.6)	(134.0)	(87.5)	(24.6)	(21.9)	(220.4)	(172.7)	(47.7)	(7.1)	(114.1)	(75.6)	(38.5)
Plus:	June 2012	(332.9)	(115.6)	(89.8)	(20.7)	(5.1)	(139.7)	(114.9)	(24.8)	(32.8)	(44.8)	(33.7)	(11.1)
Royalties	March 2012	(318.3)	(93.8)	(64.6)	(25.4)	(3.8)	(150.0)	(120.9)	(29.1)	(22.5)	(52.0)	(41.0)	(11.0)
	Year to date	(651.2)	(209.4)	(154.4)	(46.1)	(8.9)	(289.7)	(235.8)	(53.9)	(55.3)	(96.8)	(74.7)	(22.1)
TOTAL CASH COST[2]	June 2012	(6,044.5)	(3,378.4)	(2,110.1)	(677.3)	(591.0)	(1,248.2)	(942.1)	(306.1)	(315.7)	(1,102.2)	(824.3)	(277.9)
	March 2012	(5,809.4)	(3,182.3)	(1,983.8)	(640.4)	(558.1)	(1,146.2)	(857.6)	(288.6)	(350.6)	(1,130.3)	(848.7)	(281.6)
	Year to date	(11,853.9)	(6,560.7)	(4,093.9)	(1,317.7)	(1,149.1)	(2,394.4)	(1,799.7)	(594.7)	(666.3)	(2,232.5)	(1,673.0)	(559.5)
Plus:	June 2012	(1,543.3)	(793.9)	(489.1)	(140.4)	(164.4)	(289.5)	(233.0)	(56.5)	(83.9)	(376.0)		
Amortisation*	March 2012	(1,486.1)	(697.5)	(404.4)	(145.0)	(148.1)	(279.8)	(229.9)	(49.9)	(108.3)	(400.5)		
	Year to date	(3,029.4)	(1,491.4)	(893.5)	(285.4)	(312.5)	(569.3)	(462.9)	(106.4)	(192.2)	(776.5)		
Rehabilitation	June 2012	(31.6)	(14.4)	(8.8)	(3.6)	(2.0)	(7.9)	(6.3)	(1.6)	(2.1)	(7.2)		
	March 2012	(33.3)	(14.4)	(8.8)	(3.6)	(2.0)	(9.7)	(8.1)	(1.6)	(2.0)	(7.2)		
	Year to date	(64.9)	(28.8)	(17.6)	(7.2)	(4.0)	(17.6)	(14.4)	(3.2)	(4.1)	(14.4)		
TOTAL PRODUCTION	June 2012	(7,619.4)	(4,186.7)	(2,608.0)	(821.3)	(757.4)	(1,545.6)	(1,181.4)	(364.2)	(401.7)	(1,485.4)		
COST[3]	March 2012	(7,328.8)	(3,894.2)	(2,397.0)	(789.0)	(708.2)	(1,435.7)	(1,095.6)	(340.1)	(460.9)	(1,538.0)		
	Year to date	(14,948.2)	(8,080.9)	(5,005.0)	(1,610.3)	(1,465.6)	(2,981.3)	(2,277.0)	(704.3)	(862.6)	(3,023.4)		
Gold sold	June 2012	881.2	437.1	279.6	79.6	77.8	214.5	176.3	38.2	81.2	148.4	111.2	37.2
– thousand ounces	March 2012	859.0	387.4	249.7	79.2	58.6	229.7	185.3	44.3	84.5	157.3	120.3	37.0
	Year to date	1,740.2	824.6	529.3	158.8	136.4	444.2	361.7	82.5	165.7	305.7	231.5	74.2
TOTAL CASH COST	June 2012	851	959	936	1,055	942	722	663	995	482	922	920	928
– US$/oz	March 2012	870	1,057	1,023	1,041	1,225	642	595	838	534	925	908	979
	Year to date	860	1,005	977	1,048	1,063	681	628	910	508	922	912	952
TOTAL CASH COST	June 2012	220,546	248,503	242,596	273,436	244,215	187,080	171,759	257,877	125,030	238,830	238,306	240,398
– R/kg	March 2012	217,434	264,069	255,480	260,114	305,976	160,442	148,760	209,282	133,359	230,956	226,743	244,657
	Year to date	219,010	255,818	248,673	266,795	270,759	173,306	159,973	231,761	129,278	234,778	232,297	242,523
TOTAL PRODUCTION	June 2012	1,073	1,188	1,157	1,280	1,208	894	831	1,184	614	1,242		
COST – US$/oz	March 2012	1,098	1,294	1,236	1,283	1,554	804	761	987	702	1,258		
	Year to date	1,085	1,237	1,194	1,280	1,356	847	795	1,078	657	1,249		
TOTAL PRODUCTION	June 2012	278,009	307,959	299,839	331,570	312,975	231,655	215,387	306,824	159,089	321,863		
COST – R/kg	March 2012	274,302	323,143	308,693	320,471	388,268	200,966	190,043	246,628	175,314	314,262		
	Year to date	276,179	315,094	304,015	326,038	345,335	215,786	202,400	274,474	167,365	317,951		

DEFINITIONS

Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.

[1] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.

[2] Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

[3] Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates were US$1 = R8.06 and US$1 = R7.77 for the June 2012 and March 2012 quarters respectively.

Capital expenditure

Figures are in South African rand millions unless otherwise stated

| | | Total Group | South Africa Region | | | | West Africa Region | | | South America Region | Australasia Region | | | Corporate |
| | | | | | | | Ghana | | | Peru | Australia | | | |
			Total	KDC	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	
Sustaining capital	**June 2012**	**(1,733.0)**	**(221.5)**	**(148.5)**	**(73.0)**	-	**(685.8)**	**(480.1)**	**(205.7)**	**(165.1)**	**(651.6)**	**(523.4)**	**(128.2)**	**(9.0)**
	March 2012	(1,222.8)	(136.7)	(106.6)	(30.1)	-	(554.2)	(368.6)	(185.6)	(131.7)	(396.7)	(333.9)	(62.8)	(3.5)
	Year to date	(2,955.8)	(358.2)	(255.1)	(103.1)	-	(1,240.0)	(848.7)	(391.3)	(296.8)	(1,048.3)	(857.3)	(191.0)	(12.5)
Ore reserve	**June 2012**	**(599.2)**	**(599.2)**	**(484.2)**	**(115.0)**	-	-	-	-	-	-	-	-	-
development	March 2012	(525.6)	(525.6)	(426.2)	(99.4)	-	-	-	-	-	-	-	-	-
	Year to date	(1,124.8)	(1,124.8)	(910.4)	(214.4)	-	-	-	-	-	-	-	-	-
Project capital#	**June 2012**	**(776.5)**	**(642.6)**	-	-	**(642.6)**	-	-	-	-	-	-	-	**(133.9)**
	March 2012	(737.5)	(654.9)	-	-	(654.9)	-	-	-	-	-	-	-	(82.6)
	Year to date	(1,514.0)	(1,297.5)	-	-	(1,297.5)	-	-	-	-	-	-	-	(216.5)
Brownfields	**June 2012**	**(156.2)**	-	-	-	-	**(28.1)**	-	**(28.1)**	-	**(128.1)**	**(82.9)**	**(45.2)**	-
exploration	March 2012	(122.2)	-	-	-	-	(24.9)	-	(24.9)	-	(97.3)	(68.1)	(29.2)	-
	Year to date	(278.4)	-	-	-	-	(53.0)	-	(53.0)	-	(225.4)	(151.0)	(74.4)	-
Total capital	**June 2012**	**(3,264.9)**	**(1,463.3)**	**(632.7)**	**(188.0)**	**(642.6)**	**(713.9)**	**(480.1)**	**(233.8)**	**(165.1)**	**(779.7)**	**(606.3)**	**(173.4)**	**(142.9)**
expenditure	March 2012	(2,608.1)	(1,317.2)	(532.8)	(129.5)	(654.9)	(579.1)	(368.6)	(210.5)	(131.7)	(494.0)	(402.0)	(92.0)	(86.1)
	Year to date	(5,873.0)	(2,780.5)	(1,165.5)	(317.5)	(1,297.5)	(1,293.0)	(848.7)	(444.3)	(296.8)	(1,273.7)	(1,008.3)	(265.4)	(229.0)

Project capital expenditure under Corporate in the June quarter includes R22 million (US$3 million) at the Arctic Platinum project (APP), R67 million (US$8 million) at Chucapaca being our 51 per cent share in this project, R35 million (US$4 million) at the Damang super-pit project together with general corporate capital expenditure. This compares with expenditure during the March quarter of R50 million (US$6 million) at APP, R44 million (US$6 million) at Chucapaca, being our 51 per cent share in this project, together with general corporate capital expenditure and a reversal of an over provision at the Damang super-pit project. The table above includes only includes Gold Fields' 51 per cent share of capital expenditure in Chucapaca, resulting in total capital expenditure of R3,265 million (US$405 million) compared with R3,330 million (US$414 million) as reported in the Statement of Cash flows.

Notional cash expenditure##

Figures are in South African rand millions unless otherwise stated

| | | Total Group | South Africa Region | | | | West Africa Region | | | South America Region | Australasia Region | | | Corporate |
| | | | | | | | Ghana | | | Peru | Australia | | | |
			Total	KDC	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	
Operating costs	**June 2012**	**(6,067.0)**	**(3,345.7)**	**(2,073.8)**	**(673.2)**	**(598.7)**	**(1,307.7)**	**(988.0)**	**(319.7)**	**(319.6)**	**(1,094.0)**	**(810.4)**	**(283.6)**	-
	March 2012	(5,857.3)	(3,168.4)	(1,970.8)	(630.2)	(567.4)	(1,253.1)	(950.2)	(302.9)	(310.9)	(1,124.9)	(823.3)	(301.6)	-
	Year to date	(11,924.3)	(6,514.1)	(4,044.6)	(1,303.4)	(1,166.1)	(2,560.8)	(1,938.2)	(622.6)	(630.5)	(2,218.9)	(1,633.7)	(585.2)	-
Capital	**June 2012**	**(3,264.9)**	**(1,463.3)**	**(632.7)**	**(188.0)**	**(642.6)**	**(713.9)**	**(480.1)**	**(233.8)**	**(165.1)**	**(779.7)**	**(606.3)**	**(173.4)**	**(142.9)**
expenditure	March 2012	(2,608.1)	(1,317.2)	(532.8)	(129.5)	(654.9)	(579.1)	(368.6)	(210.5)	(131.7)	(494.0)	(402.0)	(92.0)	(86.1)
	Year to date	(5,873.0)	(2,780.5)	(1,165.5)	(317.5)	(1,297.5)	(1,293.0)	(848.7)	(444.3)	(296.8)	(1,273.7)	(1,008.3)	(265.4)	(229.0)
Notional cash	**June 2012**	**339,046**	**353,733**	**311,163**	**347,679**	**512,934**	**302,998**	**267,657**	**466,302**	**183,460**	**406,002**	**409,569**	395,329	-
expenditure	March 2012	319,835	372,218	322,421	308,570	670,121	256,467	228,760	372,299	186,045	330,793	327,358	341,964	-
– R/kg	Year to date	329,628	362,419	316,473	328,184	580,490	278,937	247,724	415,783	184,684	367,294	366,843	368,704	-
Notional cash	**June 2012**	**1,308**	**1,365**	**1,201**	**1,342**	**1,979**	**1,169**	**1,033**	**1,799**	**708**	**1,567**	**1,581**	1,526	-
expenditure	March 2012	1,280	1,490	1,291	1,235	2,683	1,027	916	1,490	745	1,324	1,310	1,369	-
– US$/oz	Year to date	1,295	1,423	1,243	1,289	2,280	1,095	973	1,633	725	1,442	1,441	1,448	-

Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure, excluding minority interest in projects, divided by gold produced.

Underground and surface

South African rand and metric units

Operating Results	Total Mine Operations	South Africa Region				West Africa Region			South America Region	Australasia Region		
							Ghana		Peru		Australia	
		Total	KDC	Beatrix	South Deep#	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Ore milled/treated (000 tonnes)												
- underground **June 2012**	**2,635**	**2,160**	**1,078**	**543**	**539**	**-**	**-**	**-**	**-**	**475**	**330**	**145**
March 2012	2,479	1,968	990	539	439	-	-	-	-	511	398	113
Year to date	5,114	4,128	2,068	1,082	978	-	-	-	-	986	728	258
- surface **June 2012**	**11,704**	**1,669**	**1,318**	**351**	**-**	**6,826**	**5,893**	**933**	**1,668**	**1,541**	**1,431**	**110**
March 2012	12,369	1,974	1,525	449	-	7,233	6,013	1,220	1,676	1,486	1,375	111
Year to date	24,073	3,643	2,843	800	-	14,059	11,906	2,153	3,344	3,027	2,806	221
- total **June 2012**	**14,339**	**3,829**	**2,396**	**894**	**539**	**6,826**	**5,893**	**933**	**1,668**	**2,016**	**1,761**	**255**
March 2012	14,848	3,942	2,515	988	439	7,233	6,013	1,220	1,676	1,997	1,773	224
Year to date	29,187	7,771	4,911	1,882	978	14,059	11,906	2,153	3,344	4,013	3,534	479
Yield (grams per tonne)												
- underground **June 2012**	**5.8**	**5.8**	**7.2**	**4.4**	**5.8**	**-**	**-**	**-**	**-**	**5.8**	**5.4**	**6.6**
March 2012	5.5	5.4	6.5	4.4	5.3	-	-	-	-	5.9	5.1	8.8
Year to date	5.7	5.6	6.9	4.4	5.5	-	-	-	-	5.9	5.3	7.5
- surface **June 2012**	**1.0**	**0.6**	**0.7**	**0.3**	**-**	**1.0**	**0.9**	**1.3**	**1.6**	**1.2**	**1.2**	**1.8**
March 2012	1.0	0.7	0.8	0.2	-	1.0	1.0	1.1	1.4	1.3	1.2	1.4
Year to date	1.0	0.7	0.8	0.3	-	1.0	0.9	1.2	1.5	1.2	1.2	1.6
- combined **June 2012**	**1.9**	**3.6**	**3.6**	**2.8**	**4.5**	**1.0**	**0.9**	**1.3**	**1.6**	**2.3**	**2.0**	**4.5**
March 2012	1.8	3.1	3.1	2.5	4.2	1.0	1.0	1.1	1.4	2.5	2.1	5.1
Year to date	1.8	3.3	3.4	2.6	4.3	1.0	0.9	1.2	1.5	2.4	2.0	4.8
Gold produced (kilograms)												
- underground **June 2012**	**15,315**	**12,567**	**7,758**	**2,389**	**2,420**	**-**	**-**	**-**	**-**	**2,748**	**1,795**	**953**
March 2012	13,682	10,646	6,472	2,350	1,824	-	-	-	-	3,036	2,042	994
Year to date	28,997	23,213	14,230	4,739	4,244	-	-	-	-	5,784	3,837	1,947
- surface **June 2012**	**12,209**	**1,028**	**940**	**88**	**-**	**6,672**	**5,485**	**1,187**	**2,642**	**1,867**	**1,664**	**203**
March 2012	12,786	1,405	1,293	112	-	7,144	5,765	1,379	2,379	1,858	1,701	157
Year to date	24,995	2,433	2,233	200	-	13,816	11,250	2,566	5,021	3,725	3,365	360
- total **June 2012**	**27,524**	**13,595**	**8,698**	**2,477**	**2,420**	**6,672**	**5,485**	**1,187**	**2,642**	**4,615**	**3,459**	**1,156**
March 2012	26,468	12,051	7,765	2,462	1,824	7,144	5,765	1,379	2,379	4,894	3,743	1,151
Year to date	53,992	25,646	16,463	4,939	4,244	13,816	11,250	2,566	5,021	9,509	7,202	2,307
Operating costs (Rand per tonne)												
- underground **June 2012**	**1,393**	**1,447**	**1,745**	**1,188**	**1,111**	**-**	**-**	**-**	**-**	**1,148**	**950**	**1,599**
March 2012	1,447	1,500	1,796	1,124	1,292	-	-	-	-	1,242	912	2,405
Year to date	1,419	1,472	1,770	1,156	1,192	-	-	-	-	1,197	929	1,952
- surface **June 2012**	**205**	**132**	**146**	**81**	**-**	**192**	**168**	**343**	**192**	**356**	**347**	**470**
March 2012	184	110	126	55	-	173	158	248	186	330	335	268
Year to date	194	120	135	66	-	182	163	289	189	343	341	369
- total **June 2012**	**423**	**874**	**866**	**753**	**1,111**	**192**	**168**	**343**	**192**	**543**	**460**	**1,112**
March 2012	394	804	784	638	1,292	173	158	248	186	563	464	1,346
Year to date	409	838	824	693	1,192	182	163	289	189	553	462	1,222

June quarter includes 119,000 tonnes (March quarter included 94,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the underground yield at South Deep only, excludes the underground waste.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

KDC			***June 2012 quarter***					*March 2012 quarter*				*Year to date 2012*				
	Reef	**Carbon Leader**	**Kloof**	**Main**	**Libanon**	**VCR**	Carbon Leader	Kloof	Main	VCR	Carbon Leader	Kloof	Main	Libanon	VCR
Advanced	(m)	**4,671**	**169**	**1,557**	**38**	**5,165**	4,457	161	1,132	4,900	9,128	330	2,689	38	10,065
Advanced on reef	(m)	**599**	**23**	**470**	**38**	**796**	771	-	410	709	1,370	23	880	38	1,505
Sampled	(m)	**546**	**9**	**447**	**9**	**590**	705	-	369	567	1,251	9	816	9	1,157
Channel width	(cm)	**85**	**209**	**95**	**55**	**109**	66	-	67	100	74	209	82	55	104
Average value -	(g/t)	**20.0**	**2.5**	**9.6**	**8.4**	**34.8**	28.3	-	11.9	25.9	24.1	2.5	10.4	8.4	26.4
-	(cm.g/t)	**1,702**	**529**	**913**	**463**	**3,786**	1,856	-	799	2,581	1,789	529	856	463	2,758

Beatrix		***June 2012 quarter***		*March 2012 quarter*		*Year to date 2012*	
	Reef	**Beatrix**	**Kalkoenkrans**	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	**4,222**	**1,895**	3,691	1,460	7,913	3,355
Advanced on reef	(m)	**991**	**615**	941	380	1,932	995
Sampled	(m)	**1,005**	**558**	981	306	1,986	864
Channel width	(cm)	**127**	**85**	120	102	124	91
Average value -	(g/t)	**6.6**	**17.6**	8.4	22.8	7.5	19.7
-	(cm.g/t)	**841**	**1,498**	1,005	2,333	922	1,794

South Deep		***June 2012 quarter***	*March 2012 quarter*	*Year to date 2012*
	Reef	**Elsburgs**[1,2]	**Elsburgs**[1,2]	**Elsburgs**[1,2]
Main Advanced	(m)	**2,952**	2,440	5,392
- Main above 95 level	(m)	**2,008**	1,516	3,524
- Main below 95 level	(m)	**944**	924	1,868
Advanced on reef	(m)	**1,535**	1,276	2,811
Square metres de-stressed	(m^2)	**11,851**	7,811	19,662
- Reserve value de-stressed	(g/t)	**6.2**	6.3	6.2

1) Trackless development in the Elsburg reefs is evaluated by means of the resource model.

2) Full channel width not fully exposed in development, hence not reported.

Administration and corporate information

Corporate Secretary

Cain Farrel
Tel: +27 11 562 9742
Fax: +27 11 562 9829
e-mail: cain.farrel@goldfields.co.za

Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom Secretaries
London
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Tel: +44 20 7499 3916
Fax: +44 20 7491 1989

American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor Enquiries

Willie Jacobsz
Tel: +508 839 1188
Mobile: +857 241 7127
e-mail: willie.jacobsz@gfexpl.com

Remmy Kawala
Tel: +27 11 562 9844
Mobile: +27 82 312 8692
e-mail: remmy.kawala@goldfields.co.za

Media Enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer Secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road

Beckenham
Kent BR3 4TU
England

Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or [from overseas] +44 20 8639 3399

Fax: +44 20 8658 3430

e-mail: ssd@capitaregistrars.com

Website
http://www.goldfields.co.za

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Directors

M A Ramphele (*Chair*) °	K Ansah #°	A R Hill ⨍°	M S Moloko °	R L Pennant-Rea *°
N J Holland *● (*Chief Executive Officer*)	C A Carolus°	D L Lazaro □●	D N Murray °	G M Wilson °
P A Schmidt ● (*Chief Financial Officer*)	R Dañino **°	R P Menell °	D M J Ncube °	

* British
** Peruvian

\# Ghanaian
° Independent Director

⨍ Canadian
● Non-independent Director

□°Filipino

ince

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 23 August 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs